OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Screw City, LLC

670 Regal Lane
Algonquin, IL 60102

www.screwcitymovie.com


SCREW
CITY

200 units of Non-Managing Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 2140* Non-Managing Membership Units ($107,000)

*Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 200 Non-Managing Membership Units ($10,000)

Company	Screw City, LLC
Corporate Address	670 Regal Lane, Algonquin IL, 60102
Description of Business	SCREW CITY LLC is an Illinois limited liability company that intends to develop, produce, and exploit the independent motion picture entitled, "Screw City."
Type of Security Offered	Non-Managing Membership Units
Purchase Price of Security Offered	$50
Minimum Investment Amount (per investor)	$250

Perks**

- **$500 -$999** ONE DIGITAL DOWNLOAD of SCREW CITY, plus exclusive **behind-the-scenes updates** via email and Direct Message and a **"Special Thanks"** credit on screen and IMDB.
- **$1000 - $2499** TWO TICKETS to the PREMIERE (Location TBD, travel and accommodations not included) plus one copy of the SCREENPLAY signed by the CAST, PRODUCERS, and DIRECTOR. Includes access to previous tier perks.
- **$2500 - $4999** ONE DIGITAL DOWNLOAD of a completed, recorded, ORIGINAL SONG written by Billy Maynard or Gillian McGhee for SCREW CITY. Includes access to previous tier perks.
- **$5000 - $9999** ONE BLU-RAY COPY of SCREW CITY plus a copy of a good old-fashioned ZINE detailing the production of SCREW CITY, from day one of pre-production to wrap, plus a chance to VISIT your investment (travel and accommodations not included). If you're in the neighborhood, you're invited to come to set on any day you'd like, meet the cast and crew, and see how movies are made! If you have a child who's interested in movies, bring them along! This

a great way to introduce them to the industry! Includes access to previous tier perks.

- **$10,000 - $24,999 FOUR TICKETS to the PREMIERE** (Location TBD, travel and accommodations not included) plus our official **POSTER** signed by the **CAST** and **CREW.** Includes access to previous tier perks.
- **$25,000 - $49,000 "Associate Producer"** credit on screen and on IMDB plus a **PRIVATE Q & A** with the **DIRECTOR** and **PRODUCER** and whoever else they can round up for you from **ON LOCATION** via Skype or the equivalent. Includes access to previous tier perks.
- **$50,000 - $99,000 "Executive Producer"** credit on screen and on IMDB, **plus** 1 **VINYL COPY** of the SCREW CITY SOUNDTRACK. Includes access to previous tier perks.
- **$100,000 + "Executive Producer"** credit on a shared title card only with investors at this tier on screen and on IMDB, plus a **SPECIAL SCREENING** and **AFTER-PARTY** in **YOUR CITY,** red carpet and all. And the best part: **YOU** get to write the guest list. Includes access to previous tier perks.

**All perks occur after the offering is completed. If receiving an on-screen/IMDB credit at a higher tier, lower on-screen/IMDB credits do not apply.

The 10% Bonus for StartEngine Shareholders

Screw City, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 Non-Managing Membership Units at $50 / share, you will receive 1 Non-Managing Membership bonus units, meaning you'll own 11 units for $500. Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

SCREW CITY LLC: We are a brand new company formed whose sole responsibility will be to produce, market, and sell a feature motion picture named "Screw City".

SCREW CITY: A teenager tries to escape his Midwestern Rust Belt town through his punk rock band.

The Company intends to distribute the Film independently and/or by licensing various territories and media (including, without limitation, theatrical distribution, home video, V.O.D., and television) to major and/or independent studios and/or distribution companies.

Sales, Supply Chain, & Customer Base

Once the Film is completed, the Managers may engage a sales agent to license the Film to various distributors in various media and territories. The Company intends to choose an agent who it believes can maximize revenues to the Company.

The Company may also utilize other distribution and marketing plans for the Film, including Film Festivals. The Company intends to earn revenue through the distribution of the Film in both the United States and international markets. Revenue from distribution of the Film through exhibition in movie theaters, video sales and rentals, Video On Demand, cable licensing deals, digital distribution platforms such as Netflix, and other sources (such as soundtrack albums) may provide a reasonable return to the investors.

The Company will agree to a theatrical release of the Film only if the Managers believe that such exploitation of the Film will maximize revenues.

Competition

THE COMPANY WILL BE COMPETING WITH THE PRODUCERS OF OTHER FILMS IN ARRANGING FOR DISTRIBUTION IN ALL AVAILABLE MARKETS AND MEDIA. IN THE DISTRIBUTION PHASE, COMPETITION WILL LIMIT THE AVAILABILITY OF SUCH MARKETS AND MEDIA REQUIRED FOR THE SUCCESSFUL DISTRIBUTION OF THE PICTURE. THE PICTURE WILL BE COMPETING DIRECTLY WITH OTHER MOTION PICTURES AND INDIRECTLY WITH OTHER FORMS OF PUBLIC ENTERTAINMENT. THE COMPANY WILL COMPETE WITH NUMEROUS LARGER MOTION PICTURE PRODUCTION COMPANIES AND DISTRIBUTION COMPANIES, WHICH HAVE SUBSTANTIALLY GREATER RESOURCES, LARGER AND MORE EXPERIENCED PRODUCTION AND DISTRIBUTION STAFFS, AND ESTABLISHED HISTORIES OF SUCCESSFUL PRODUCTION AND DISTRIBUTION OF MOTION PICTURES.

THE PICTURE'S SUCCESS IS PRIMARILY DEPENDENT ON AUDIENCE ACCEPTANCE OF THE PICTURE, WHICH IS EXTREMELY DIFFICULT TO PREDICT AND, THEREFORE, INHERENTLY RISKY. MANY FILMS ARE PRODUCED EACH YEAR AND NEVER RELEASED. MANY FILMS ARE RELEASED EACH YEAR, WHICH ARE NOT COMMERCIALLY SUCCESSFUL AND FAIL TO RECOUP THEIR PRODUCTION COSTS FROM UNITED STATES THEATRICAL DISTRIBUTION. FOREIGN AND ANCILLARY MARKETS HAVE THEREFORE BECOME INCREASINGLY IMPORTANT.

Liabilities and Litigation

Currently, this company holds no liabilities and under no litigation.

The team

Officers and directors

Chris Pratola	Producer, Screw City LLC Managing Member
Joselito Seldera	Writer, Director, Producer, Screw City LLC Managing Member

Chris Pratola
Chris boasts over 7 years of production experience in almost every area of the business. Chris studied Business at Arizona State University, which provided the backbone that propelled him to the University of Southern California. He honed his skills as a producer in the Graduate Film Production program while interning with companies such as Sander/Moses Productions and Sony Pictures. His work has been featured in numerous festivals, including theVail Film Festival, Philadelphia Independent Film Festival, L.A Comedy Fest, Sundance Film Festival, as well as featured on the Documentary Channel for producing Joselito Seldera's documentary short "Lines." Chris is Co-Founder and Managing Member of SCREW CITY, LLC, October 2018- Present (part-time, 25 hours per week - will increase once fully funded). He has been working for Apple Stores as a Genius in their Deer Park, Illinois location since November 2012 (full-time, 40 hours per week, primary position).

Joselito Seldera
Based in Los Angeles, Joselito Seldera received his MFA in Film Production from the University of Southern California's School of Cinematic Arts where he now teaches as an Adjunct Lecturer. He has been working in the industry in almost every capacity since arriving over 10 years ago. His projects have been featured at the Sun Valley Film Festival, LA Shorts Film Festival, Big Sky Documentary Film Festival, Vail Film Festival, Newport Beach Film Festival, Filmfest Dresden (Germany), and Hollyshorts. His award-winning work includes his first feature film, END OF FALL, Produced by Nicolaas Bertelsen, the short films NO LOVE SONG (2013) starring Rosanna Arquette, and UNSETTLED (2012). His short film, HEY (2015) was featured on Hellogiggles.com, and his documentary LINES (2011) about three teen skateboarders transitioning into adulthood, was featured on The Documentary Channel. Joselito also studied creative writing at Emerson College in Boston, and writing and improvisation at Chicago's "The Second City" and "Improv Olympic." He wrote and directed sketch comedy for

the Chicago group "The Uncomfortables," who performed at various festivals and theaters around the Midwest. Joselito is Co-Founder and Managing Member of SCREW CITY, LLC, October 2018 - Present (part-time, 25 hours per week - will increase once fully funded), and Co-Founder and Managing Member of END OF FALL, LLC, a company focused on the production and distribution of the feature film, "End of Fall," October 2014 - Present (part-time, 10 hours per week). He has been working as a Handler and Manager at D Pet Hotels Hollywood in Los Angeles, CA since July 2013 (full-time, 40 hours per week, primary position) and teaching as an Adjunct Lecturer at the University of Southern California's School of Cinematic Arts since August 2015 (part-time, 10 hours per week).

Number of Employees: 2

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **RELIANCE ON MANAGEMENT** RELIANCE ON MANAGEMENT – EXCEPT AS SET FORTH IN THIS DOCUMENT, DECISIONS WITH RESPECT TO THE MANAGEMENT OF COMPANY WILL BE MADE BY THE MANAGERS IN THE MANAGERS' SOLE DISCRETION. THE SUCCESS OF THE PICTURE WILL LARGELY DEPEND ON THE QUALITY OF THE MANAGEMENT OF THE COMPANY. THE MANAGERS, WITH THE ADVICE AND ASSISTANCE OF OTHER PROFESSIONALS, WILL ADMINISTER ALL BUSINESS ASPECTS OF THE MANAGERS, THE COMPANY AND THE PICTURE. ALTHOUGH THE MANAGERS BELIEVE THAT THE MANAGERS HAVE THE NECESSARY BUSINESS AND MOTION PICTURE EXPERIENCE TO SUPERVISE THE MANAGEMENT OF THE COMPANY, THERE CAN BE NO ASSURANCE THAT THE MANAGERS WILL PERFORM ADEQUATELY OR THAT THE COMPANY'S OPERATIONS WILL BE SUCCESSFUL. PURCHASERS OF INTERESTS WILL RECEIVE AN ECONOMIC INTEREST IN THE COMPANY, BUT SHALL NOT BE PARTICIPANTS IN THE MANAGEMENT OR THE OPERATIONS OF THE MANAGERS, THE COMPANY OR THE PICTURE. ACCORDINGLY, EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT, AN INVESTOR WILL HAVE NO RIGHT TO VOTE ON, OR TO VETO ACTIONS OF THE MANAGERS, WILL HAVE NO CREATIVE CONTROL, AND MANAGER-APPROVED ACTIONS MAY BE APPROVED DESPITE THE INVESTOR'S DISSENT FROM SUCH ACTIONS. EXCEPT AS EXPRESSLY DISCLOSED BY THE MANAGERS, NEITHER THE COMPANY, THE MANAGERS NOR ANY OF THE MANAGERS' ADVISORS HAVE MANAGED OR PRODUCED A FEATURE FILM PREVIOUSLY, AND NO ASSURANCE CAN BE HAD THAT THEIR EFFORTS WILL BE SUCCESSFUL FOR THE PICTURE.
- **LIMITED OPERATING HISTORY** THE COMPANY HAS BEEN IN EXISTENCE FOR A VERY SHORT PERIOD OF TIME, AND IS SUBJECT TO ALL THE RISKS

INCIDENT TO THE CREATION AND DEVELOPMENT OF A NEW BUSINESS, INCLUDING THE ABSENCE OF A HISTORY OF OPERATIONS AND MINIMAL NET WORTH. THE COMPANY AND THE MANAGERS HAVE, AND WILL CONTINUE TO, ENDEAVOR TO EMPLOY OR OTHERWISE RETAIN THE SERVICES OF THOSE PERSONS WITH THE SKILLS NECESSARY TO SUCCESSFULLY PRODUCE AND DISTRIBUTE A FULL-LENGTH FEATURE FILM, BUT NO ASSURANCES CAN BE GIVEN THAT THEY WILL BE SUCCESSFUL IN THESE EFFORTS.

- **MANAGERS' CONFLICTS OF INTERESTS** THE COMPANY HAS BEEN IN EXISTENCE FOR A VERY SHORT PERIOD OF TIME, AND IS SUBJECT TO ALL THE RISKS INCIDENT TO THE CREATION AND DEVELOPMENT OF A NEW BUSINESS, INCLUDING THE ABSENCE OF A HISTORY OF OPERATIONS AND MINIMAL NET WORTH. THE COMPANY AND THE MANAGERS HAVE, AND WILL CONTINUE TO, ENDEAVOR TO EMPLOY OR OTHERWISE RETAIN THE SERVICES OF THOSE PERSONS WITH THE SKILLS NECESSARY TO SUCCESSFULLY PRODUCE AND DISTRIBUTE A FULL-LENGTH FEATURE FILM, BUT NO ASSURANCES CAN BE GIVEN THAT THEY WILL BE SUCCESSFUL IN THESE EFFORTS.

- **INDEMNIFICATION** UNDER CERTAIN CIRCUMSTANCES, THE MANAGERS WILL BE INDEMNIFIED BY THE COMPANY FOR ANY LIABILITIES OR LOSSES ARISING OUT OF THE MANAGERS' ACTIVITIES IN CONNECTION WITH THE COMPANY. INDEMNIFICATION UNDER SUCH PROVISION COULD REDUCE OR DEPLETE THE ASSETS OF THE COMPANY.

- **WORKING CAPITAL REQUIREMENTS AND THE POTENTIAL NEED FOR ADDITIONAL FINANCING** THERE IS NO ASSURANCE THAT UNFORESEEN EVENTS WILL NOT OCCUR, RESULTING IN THE NEED TO RAISE ADDITIONAL FUNDS BEYOND WHAT THE COMPANY AND THE MANAGERS PROJECT. FURTHERMORE, COMPANIES WITH LIMITED OPERATING HISTORIES, SUCH AS THE COMPANY AND THE MANAGERS, DO NOT ALWAYS USE CAPITAL IN THE MOST EFFICIENT MANNER. THUS, THE COMPANY AND THE MANAGERS MAY NEED TO RAISE ADDITIONAL CAPITAL TO FUND FUTURE OPERATIONS AND TO SATISFY FUTURE CAPITAL REQUIREMENTS OF THE COMPANY. THE FAILURE TO RAISE ANY ADDITIONAL NEEDED FUNDS COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY AND THE MANAGERS. IN ADDITION, IT IS ANTICIPATED THAT RAISING ADDITIONAL FUNDS WILL RESULT IN ADDITIONAL DILUTION OF EACH OFFEREE'S INVESTMENT. SUBJECT TO THE TERMS OF THE AGREEMENT, THOUGH THE COMPANY AND THE MANAGERS DO NOT ANTICIPATE THAT ADDITIONAL FINANCING WILL NEED TO BE OBTAINED, THERE CAN BE NO ASSURANCE THAT ADDITIONAL CAPITAL WILL NOT BE NEEDED.

- **LIABILITY OF MEMBERS** MEMBERS MIGHT, UNDER APPLICABLE LAW, BE LIABLE TO THE COMPANY IN AN AMOUNT EQUAL TO ANY DISTRIBUTION MADE FROM THE COMPANY TO MEMBERS, IF, AFTER DISTRIBUTION IS MADE, THE REMAINING ASSETS OF THE COMPANY ARE NOT SUFFICIENT TO PAY ITS THEN OUTSTANDING LIABILITIES, EXCLUSIVE OF LIABILITIES TO THE MEMBERS ARISING ON ACCOUNT OF THEIR RESPECTIVE INTERESTS IN

THE COMPANY.

- **LOSS ON DISSOLUTION OR TERMINATION** IN THE EVENT OF A DISSOLUTION OR TERMINATION OF THE COMPANY, THE PROCEEDS REALIZED IN THE LIQUIDATION OF ASSETS, IF ANY, WILL BE DISTRIBUTED TO THE MEMBERS ONLY AFTER THE SATISFACTION OF CLAIMS OF CREDITORS. ACCORDINGLY, THE ABILITY OF A MEMBER TO RECOVER ALL OR ANY PORTION OF HIS OR HER OR ITS INVESTMENT UNDER SUCH CIRCUMSTANCES WILL DEPEND ON THE AMOUNT OF FUNDS SO REALIZED AND THE AMOUNT OF CLAIMS TO BE SATISFIED THEREFROM.

- **INCOME TAX CONSEQUENCES** THERE ARE VARIOUS RISKS ASSOCIATED WITH THE FEDERAL INCOME TAX ASPECTS OF AN INVESTMENT IN THE COMPANY WHICH SHOULD BE CAREFULLY CONSIDERED BY EACH PROSPECTIVE INVESTOR TO DETERMINE WHETHER AN INVESTMENT IN THE COMPANY IS SUITABLE FOR SUCH PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT HIS OR HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL (AS WELL AS STATE AND LOCAL) INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

- **COMPETITIVE INDUSTRY** SOME SEGMENTS OF THE MOTION PICTURE INDUSTRY ARE HIGHLY COMPETITIVE. THE COMPANY WILL BE COMPETING WITH THE PRODUCERS OF OTHER FILMS IN ARRANGING FOR DISTRIBUTION IN ALL AVAILABLE MARKETS AND MEDIA. IN THE DISTRIBUTION PHASE, COMPETITION WILL LIMIT THE AVAILABILITY OF SUCH MARKETS AND MEDIA REQUIRED FOR THE SUCCESSFUL DISTRIBUTION OF THE PICTURE. THE PICTURE WILL BE COMPETING DIRECTLY WITH OTHER MOTION PICTURES AND INDIRECTLY WITH OTHER FORMS OF PUBLIC ENTERTAINMENT. THE COMPANY WILL COMPETE WITH NUMEROUS LARGER MOTION PICTURE PRODUCTION COMPANIES AND DISTRIBUTION COMPANIES, WHICH HAVE SUBSTANTIALLY GREATER RESOURCES, LARGER AND MORE EXPERIENCED PRODUCTION AND DISTRIBUTION STAFFS, AND ESTABLISHED HISTORIES OF SUCCESSFUL PRODUCTION AND DISTRIBUTION OF MOTION PICTURES.

- **COMMERCIAL SUCCESS** THE PICTURE'S SUCCESS IS PRIMARILY DEPENDENT ON AUDIENCE ACCEPTANCE OF THE PICTURE, WHICH IS EXTREMELY DIFFICULT TO PREDICT AND, THEREFORE, INHERENTLY RISKY. MANY FILMS ARE PRODUCED EACH YEAR AND NEVER RELEASED. MANY FILMS ARE RELEASED EACH YEAR, WHICH ARE NOT COMMERCIALLY SUCCESSFUL AND FAIL TO RECOUP THEIR PRODUCTION COSTS FROM UNITED STATES THEATRICAL DISTRIBUTION. FOREIGN AND ANCILLARY MARKETS HAVE THEREFORE BECOME INCREASINGLY IMPORTANT. LICENSING OF A MOTION PICTURE IN THE ANCILLARY MARKETS IS PARTICULARLY DEPENDENT UPON PERFORMANCE IN DOMESTIC THEATRICAL DISTRIBUTION. NEITHER THE MANAGERS NOR THE COMPANY CAN PREDICT THE ECONOMIC SUCCESS OF THE PICTURE BECAUSE THE REVENUE DERIVED FROM THE DISTRIBUTION OF A MOTION PICTURE (WHICH DOES NOT NECESSARILY BEAR ANY CORRELATION TO THE PRODUCTION OR DISTRIBUTION COSTS INCURRED)

DEPENDS PRIMARILY UPON ITS ACCEPTANCE BY THE PUBLIC, WHICH CANNOT BE ACCURATELY PREDICTED. THE ECONOMIC SUCCESS OF A MOTION PICTURE ALSO DEPENDS UPON THE PUBLIC'S ACCEPTANCE OF COMPETING FILMS, THE AVAILABILITY OF ALTERNATIVE FORMS OF ENTERTAINMENT AND LEISURE-TIME ACTIVITIES, GENERAL ECONOMIC CONDITIONS AND OTHER TANGIBLE AND INTANGIBLE FACTORS, ALL OF WHICH CAN CHANGE AND CANNOT BE PREDICTED WITH CERTAINTY. NEITHER THE MANAGERS NOR THE COMPANY CAN ASSURE MEMBERS THAT THE PICTURE WILL GENERATE ENOUGH REVENUE TO OFFSET ITS DISTRIBUTION AND MARKETING COSTS, IN WHICH CASE THE COMPANY WOULD NOT RECEIVE ANY NET REVENUES FOR THE PICTURE.

- **PRODUCTION** PARTICULARLY AS PRODUCED BY INDEPENDENT FILMMAKERS, EACH MOTION PICTURE IS A SEPARATE BUSINESS VENTURE WITH ITS OWN MANAGEMENT, EMPLOYEES AND EQUIPMENT AND ITS OWN BUDGETARY REQUIREMENTS. THERE ARE SUBSTANTIAL RISKS ASSOCIATED WITH FILM PRODUCTION, INCLUDING DEATH OR DISABILITY OF KEY PERSONNEL, OTHER FACTORS CAUSING DELAYS, DESTRUCTION OR MALFUNCTION OF SETS OR EQUIPMENT, THE INABILITY OF PRODUCTION PERSONNEL TO COMPLY WITH BUDGETARY OR SCHEDULING REQUIREMENTS AND PHYSICAL DESTRUCTION OR DAMAGE TO THE PICTURE ITSELF. ALTHOUGH SOME OF THESE PROBLEMS MAY BE COVERED BY COMPANY'S INSURANCE FOR THE PICTURE, SIGNIFICANT DIFFICULTIES SUCH AS THESE MAY MATERIALLY INCREASE THE COST OF PRODUCTION OR MAY CAUSE THE ENTIRE PROJECT TO BE ABANDONED.

- **DEPENDENCE ON KEY PERSONNEL** THE COMPANY'S FUTURE SUCCESS DEPENDS, IN SIGNIFICANT PART, UPON THE CONTINUED SERVICE OF THE INDIVIDUALS THAT CONSTITUTE THE PRODUCTION TEAM AND THE MANAGERS' ADVISORS. NEITHER THE COMPANY NOR THE MANAGERS MAINTAINS KEY PERSON LIFE INSURANCE FOR ANY TEAM MEMBER OR EMPLOYEE. FURTHERMORE, THE COMPANY'S AND THE MANAGERS' SUCCESS IS DEPENDENT ON THE ABILITY OF THE COMPANY AND THE MANAGERS TO ATTRACT TOP TALENT, BOTH WITHIN THE PRODUCTION TEAM AND THE CAST OF THE PICTURE. THE COMPANY'S AND THE MANAGERS' INABILITY TO ATTRACT SUCH TALENT OR THE LOSS OF THE SERVICES OF ONE OR MORE MEMBERS OF THE PRODUCTION TEAM COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY'S AND THE MANAGERS' ABILITY TO SUCCESSFULLY PRODUCE AND DISTRIBUTE THE PICTURE. ADDITIONALLY, THE COMPANY MAY ELECT TO FOREGO THE PURCHASE OF A COMPLETION BOND OR OTHER TYPES OF PRODUCTION RELATED INSURANCE FOR THE PICTURE, RESULTING IN CERTAIN LOSSES RELATING TO ANY OF THE PICTURE'S KEY PERSONNEL, EQUIPMENT, LOCATIONS AND/OR FILM FOOTAGE BEING UNINSURED WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY'S AND THE MANAGERS' ABILITY TO SUCCESSFULLY PRODUCE AND DISTRIBUTE THE PICTURE.

- **LABOR DISPUTES** THERE IS NO ASSURANCE THAT LABOR DIFFICULTIES

AFFECTING PRODUCTION WILL NOT ARISE, INCLUDING BUT NOT LIMITED TO UNION STRIKES. IF SUCH LABOR DIFFICULTIES ARISE, FILM PRODUCTION AND, HENCE, RETURN TO INVESTING MEMBERS COULD BE DELAYED OR DIMINISHED.

- **AUDIENCE APPEAL** THE ULTIMATE PROFITABILITY OF ANY MOTION PICTURE DEPENDS UPON ITS AUDIENCE APPEAL IN RELATION TO THE COST OF ITS PRODUCTION AND DISTRIBUTION. THE AUDIENCE APPEAL OF A GIVEN MOTION PICTURE DEPENDS, AMONG OTHER THINGS, ON UNPREDICTABLE CRITICAL REVIEWS AND CHANGING PUBLIC TASTES AND SUCH APPEAL CANNOT BE ANTICIPATED WITH CERTAINTY.

- **COST OVERRUNS** THE COSTS OF PRODUCING MOTION PICTURES ARE OFTEN UNDERESTIMATED AND MAY BE INCREASED BY REASON OF FACTORS BEYOND THE CONTROL OF THE PRODUCERS. SUCH FACTORS MAY INCLUDE WEATHER CONDITIONS, ILLNESS OF TECHNICAL AND ARTISTIC PERSONNEL, ARTISTIC REQUIREMENTS, LABOR DISPUTES, GOVERNMENTAL REGULATIONS, EQUIPMENT BREAKDOWNS, AND OTHER PRODUCTION DISRUPTIONS. WHILE THE COMPANY INTENDS TO ENGAGE PRODUCTION PERSONNEL WHO HAVE DEMONSTRATED AN ABILITY TO COMPLETE FILMS WITHIN THE ASSIGNED BUDGET, THE RISK OF A FILM RUNNING OVER BUDGET OR OF NOT BEING COMPLETED IS ALWAYS SIGNIFICANT AND MAY HAVE A SUBSTANTIAL ADVERSE IMPACT ON THE PROFITABILITY OF THE PICTURE.

- **DISTRIBUTION** THE PROFITABLE DISTRIBUTION OF A MOTION PICTURE DEPENDS IN LARGE PART ON THE AVAILABILITY OF ONE OR MORE CAPABLE AND EFFICIENT DISTRIBUTORS WHO ARE ABLE TO ARRANGE FOR APPROPRIATE ADVERTISING AND PROMOTION, PROPER RELEASE DATES AND BOOKINGS IN FIRST-RUN AND OTHER THEATERS. THERE CAN BE NO ASSURANCE THAT PROFITABLE DISTRIBUTION ARRANGEMENTS WILL BE OBTAINED FOR THE PICTURE OR THAT THE PICTURE CAN OR WILL BE DISTRIBUTED PROFITABLY OR THAT THE PICTURE WILL BE DISTRIBUTED AT ALL.

- **LONG-TERM PROJECT** THE PRODUCTION AND DISTRIBUTION OF A MOTION PICTURE INVOLVES THE PASSAGE OF A SIGNIFICANT AMOUNT OF TIME. PRE-PRODUCTION ON A PICTURE MAY EXTEND FOR TWO TO THREE MONTHS OR MORE. PRINCIPAL PHOTOGRAPHY MAY EXTEND FOR SEVERAL WEEKS OR MORE. POST-PRODUCTION MAY EXTEND FOR THREE TO FOUR MONTHS OR MORE. DISTRIBUTION AND EXHIBITION OF MOTION PICTURES GENERALLY AND OF THE PICTURE MAY CONTINUE FOR YEARS BEFORE GROSS PROCEEDS OR NET PROFITS MAY BE GENERATED, IF AT ALL.

- **FOREIGN DISTRIBUTION** FOREIGN DISTRIBUTION OF A MOTION PICTURE (I.E., OUTSIDE THE UNITED STATES AND CANADA) MAY REQUIRE THE USE OF VARIOUS FOREIGN DISTRIBUTORS. SOME FOREIGN COUNTRIES MAY IMPOSE GOVERNMENT REGULATIONS ON THE DISTRIBUTION OF FILMS. IN ADDITION, REVENUES DERIVED FROM THE DISTRIBUTION OF THE PICTURE IN FOREIGN COUNTRIES, IF ANY, MAY BE SUBJECT TO CURRENCY CONTROLS AND OTHER RESTRICTIONS, WHICH MAY TEMPORARILY OR PERMANENTLY

PREVENT THE INCLUSION OF SUCH REVENUE IN GROSS PROCEEDS.

- **INVESTING MEMBERS LAST IN LINE** A MOTION PICTURE TYPICALLY GOES FROM THE PRODUCER TO THE DISTRIBUTOR WHO IN TURN MAY SEND IT TO TERRITORIAL SUB-DISTRIBUTORS, WHO SEND IT TO THEATRICAL EXHIBITORS. THE BOX OFFICE RECEIPTS GENERATED BY A MOTION PICTURE TRAVEL THIS SAME ROUTE IN REVERSE. THE EXHIBITOR TAKES A CUT AND SENDS THE BALANCE TO THE SUB-DISTRIBUTOR, WHO TAKES A CUT AND SENDS THE BALANCE TO THE DISTRIBUTOR, WHO TAKES A CUT AND SENDS THE BALANCE TO THE PRODUCER. THE PROBLEM FOR THE INVESTING MEMBERS WITH THIS SYSTEM IS THAT SUCH INVESTING MEMBERS, WHO HAVE HAD THEIR MONEY AT RISK FOR THE LONGEST TIME, ARE AT THE TAIL END OF THE BOX OFFICE RECEIPTS CHAIN. THUS, IF THE COMPANY, IN NEGOTIATING A DISTRIBUTION DEAL, HAS TO RELY HEAVILY ON A PARTICIPATION AT SOME DEFINED LEVEL OF THE PICTURE'S REVENUE STREAM, REVENUES TO THE COMPANY, AND THUS TO INVESTING MEMBERS, ARE LIKELY TO BE THE LAST IN LINE TO BENEFIT FROM SUCH A REVENUE STREAM, IF ANY.

- **INDUSTRY CHANGES** NEITHER THE MANAGERS NOR THE COMPANY CAN PREDICT THE EFFECT THAT RAPID TECHNOLOGICAL CHANGE, EMERGING DISTRIBUTION CHANNELS OR ALTERNATIVE FORMS OF ENTERTAINMENT MAY HAVE ON THE COMPANY, THE MANAGERS OR THE MOTION PICTURE INDUSTRY. THE ENTERTAINMENT INDUSTRY IN GENERAL, AND THE MOTION PICTURE INDUSTRY IN PARTICULAR, CONTINUE TO UNDERGO SIGNIFICANT CHANGES, PRIMARILY DUE TO TECHNOLOGICAL DEVELOPMENTS. DUE TO RAPID GROWTH OF TECHNOLOGY AND SHIFTING CONSUMER TASTES, NEITHER THE MANAGERS NOR THE COMPANY CAN ACCURATELY PREDICT THE OVERALL EFFECT THAT TECHNOLOGICAL GROWTH OR THE AVAILABILITY OF ALTERNATIVE FORMS OF ENTERTAINMENT MAY HAVE ON THE POTENTIAL REVENUE FROM AND PROFITABILITY OF THE PICTURE. IN ADDITION, CERTAIN OUTLETS FOR THE DISTRIBUTION OF MOTION PICTURES MAY NOT OBTAIN THE PUBLIC ACCEPTANCE THAT IS OR WAS PREVIOUSLY PREDICTED. IF CERTAIN DISTRIBUTION CHANNELS ARE ACCEPTED BY THE PUBLIC, NEITHER THE MANAGERS NOR THE COMPANY CAN ASSURE OFFEREES THAT THE COMPANY WILL BE SUCCESSFUL IN EXPLOITING SUCH CHANNELS. MOREOVER, TO THE EXTENT THAT OTHER DISTRIBUTION CHANNELS GAIN POPULAR ACCEPTANCE, IT IS POSSIBLE THAT DEMAND FOR EXISTING DISTRIBUTION CHANNELS, SUCH AS DVDS, WILL DECREASE. IF THE COMPANY IS UNABLE TO EXPLOIT NEW DISTRIBUTION CHANNELS TO THE SAME EXTENT EXPECTED AS EXISTING CHANNELS, COMPANY'S BUSINESS, OPERATIONS OR FINANCIAL CONDITION COULD BE MATERIALLY ADVERSELY AFFECTED.

- **PICTURE'S LIABILITIES** THE COMPANY WILL ACTIVELY PARTICIPATE IN THE PRODUCTION AND DISTRIBUTION OF THE PICTURE. BECAUSE INSURANCE COVERING SUCH LIABILITY MAY NOT BE AVAILABLE AT A REASONABLE COST, OR MAY SIMPLY NOT BE OBTAINED, THE ASSETS OF THE COMPANY

MAY BE EXPOSED TO OPERATING RISKS THAT MAY ARISE FROM THE CREATION, EXPLOITATION AND DISPOSITION OF THE PICTURE.

- **MANAGERS' DISCRETION REGARDING PRODUCTION AND DISTRIBUTION MATTERS** SUBJECT TO THE TERMS AND CONDITIONS OF THIS DOCUMENT, THE MANAGERS HAVE RESERVED THE SPECIFIC AUTHORITY TO ENTER INTO AGREEMENTS ON BEHALF OF THE COMPANY WITH MOTION PICTURE OR TELEVISION STUDIOS, DISTRIBUTORS AND/OR OTHER THIRD PARTIES PURSUANT TO WHICH THE COMPANY, IN EXCHANGE FOR SUCH STUDIOS', DISTRIBUTORS AND/OR OTHER THIRD PARTIES' ASSISTANCE IN PRODUCING, DISTRIBUTING AND/OR OTHERWISE EXPLOITING THE PICTURE, MAY COMMIT TO PAY SUCH PARTIES OUT OF REVENUES GENERATED BY THE PICTURE AT A POINT IN THE PICTURE'S REVENUE STREAM PRIOR TO THE COMPANY'S RECEIPT OF ITS GROSS PROCEEDS. SUCH AGREEMENTS MAY INCLUDE, BUT ARE NOT LIMITED TO, FLAT FEE ARRANGEMENTS, NEGATIVE PICKUP DEALS OR AN OUTRIGHT SALE OF THE PICTURE, IF IN THE JUDGMENT OF THE MANAGERS, SUCH A SALE WOULD BE IN THE BEST INTEREST OF THE COMPANY. IN ADDITION, SUBJECT TO THE TERMS AND CONDITIONS OF THE LLC AGREEMENT, THE MANAGERS HAVE RESERVED THE RIGHT (1) TO PRODUCE THE PICTURE AND SEEK THE MOST ADVANTAGEOUS DISTRIBUTION AGREEMENT FOR THE PICTURE, AND (2) TO ENTER INTO AGREEMENTS ON BEHALF OF THE COMPANY WHICH PROVIDE THAT PERSONS RENDERING SERVICES OR OTHER MATERIALS OR FACILITIES IN CONNECTION WITH THE DEVELOPMENT, PRODUCTION, DISTRIBUTION OR OTHER EXPLOITATION OF THE PICTURE SHALL RECEIVE, AS SALARY OR OTHER COMPENSATION, DEFERRED AMOUNTS OR A PERCENTAGE PARTICIPATION IN COMPANY REVENUE. SUCH RELIANCES ON THE JUDGMENT AND DISCRETION OF THE MANAGERS PLACE A GREATER EMPHASIS ON THE SKILLS AND JUDGMENT OF THE MANAGERS, AND THE MANAGERS' ADVISORS AND THEREFORE MAKES IT IMPERATIVE THAT PROSPECTIVE NON-MANAGING MEMBERS CAREFULLY EXAMINE THE ABILITIES OF SUCH MANAGERS AND THE MANAGERS' ASSOCIATES BEFORE CHOOSING TO PROVIDE ANY SUBSCRIPTION HEREUNDER.

- **DISTRIBUTIONS AND LIQUIDITY** DISTRIBUTION OF THE COMPANY'S PROCEEDS TO THE MEMBERS WILL PROVIDE A PRIMARY SOURCE OF DISTRIBUTABLE CASH OR SECURITIES TO THE MEMBERS. THE MANAGERS WILL HAVE ABSOLUTE DISCRETION IN THE TIMING OF SUCH DISTRIBUTIONS, IF ANY, SUBJECT TO THE TERMS AND CONDITIONS OF THIS DOCUMENT. THERE CAN BE NO ASSURANCE THAT THERE WILL BE ANY DISTRIBUTIONS OR THAT AGGREGATE DISTRIBUTIONS, IF ANY, WILL EQUAL OR EXCEED THE MEMBERS' INVESTMENT IN THE COMPANY.

- **INVESTMENT-RELATED RISK** AN INVESTOR WHO PURCHASES INTERESTS IN THE COMPANY SHOULD BE AWARE THAT THE INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE AND THAT SUCH INVESTOR RISKS LOSING HIS, HER OR ITS ENTIRE INVESTMENT.

- **ILLIQUIDITY OF INVESTMENT** THERE IS NO PUBLIC MARKET FOR THE INTERESTS AND ONE IS NOT EXPECTED TO DEVELOP. EACH INVESTOR

SHOULD BE AWARE THAT HE/SHE/OR IT MUST BEAR THE RISKS OF AN INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD OF TIME BECAUSE ANY TRANSFER, SALE OR ASSIGNMENT OF THE INTERESTS IS SUBJECT TO THE CONSENT OF THE MANAGERS IN ITS DISCRETION. FURTHERMORE, THE INTERESTS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY OTHER APPLICABLE LAW, AND THEREFORE, CANNOT BE SOLD AND MUST BE HELD INDEFINITELY UNLESS THEY ARE SUBSEQUENTLY REGISTERED UNDER THE ACT, AND ANY OTHER APPLICABLE LAW, OR, IN THE OPINION OF THE MANAGERS, EXEMPTIONS FROM SUCH REGISTRATION ARE AVAILABLE. ANY SUCH REGISTRATION IS UNLIKELY TO OCCUR IN THE FUTURE. IN ADDITION, NO SALE, TRANSFER OR ASSIGNMENT OF AN INTEREST WILL BE PERMITTED IF, IN THE OPINION OF COUNSEL FOR THE COMPANY, SUCH SALE, TRANSFER OR ASSIGNMENT WOULD VIOLATE THE STATUS OF THE ORIGINAL SALE OF THE INTERESTS WHICH FORMED THE BASIS FOR THE EXEMPTION FROM REGISTRATION UNDER THE ACT, OR ANY APPLICABLE STATE SECURITIES LAWS, PURSUANT TO WHICH SUCH INTERESTS WERE OFFERED, OR CAUSE A TERMINATION OF THE ENTITY'S TREATMENT AS A COMPANY FOR FEDERAL INCOME TAX PURPOSES. AS A RESULT OF THESE RESTRICTIONS, MEMBERS MAY NOT BE ABLE TO LIQUIDATE THEIR INVESTMENT IN THE EVENT OF AN EMERGENCY, AND THE INTERESTS MAY NOT BE READILY ACCEPTED AS COLLATERAL FOR A LOAN.

- **INHERENT UNCERTAINTY OF PROJECTIONS** THE INDICATIVE CASHFLOWS AND CERTAIN FORWARD LOOKING STATEMENTS ARE BASED ON CERTAIN ASSUMPTIONS AND OTHER INFORMATION AVAILABLE TO THE MANAGERS. HOWEVER, THE UNDERLYING ESTIMATES, ASSUMPTIONS AND FUTURE EVENTS ARE INHERENTLY UNCERTAIN, AND UNANTICIPATED EVENTS MAY OCCUR WHICH WOULD CAUSE ACTUAL RESULTS TO VARY, PERHAPS MATERIALLY FROM ANY FORECASTED RESULTS. EACH INVESTOR SHOULD BE AWARE THAT MANY FILMS DO NOT GET RELEASED OR IF RELEASED ARE NOT COMMERCIALLY SUCCESSFUL, AND LOSE MONEY. AS A CONSEQUENCE, EACH INVESTOR SHOULD BE AWARE THAT NEITHER THE COMPANY NOR THE MANAGERS GUARANTEE OR WARRANT ANY SPECIFIC PROJECTED RESULT OF AN INVESTMENT IN THE COMPANY. ACCORDINGLY, INVESTORS SHOULD RETAIN AND RELY UPON THE ADVICE OF THEIR OWN PROFESSIONAL ADVISORS WITH RESPECT TO THEIR INDIVIDUAL SUITABILITY FOR AN INVESTMENT IN THE COMPANY AND THE TAX CONSEQUENCES RESULTING THEREFROM. THE FOREGOING LIST OF RISK FACTORS DOES NOT PURPORT TO BE A COMPLETE EXPLANATION OF THE RISKS INVOLVED IN AN INVESTMENT IN THE COMPANY.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our Members. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our Members and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Joselito Seldera, 50.0% ownership, Managing Member Units
- Chris Pratola, 50.0% ownership, Managing Member Units

Classes of securities

- Managing Member Units: 2,140

Voting Rights

Non-Managing Members shall take no part whatever in the control, management, direction or operation of the Company's affairs and shall have no power to bind the Company. The Managing Members may at time to time seek advice from Non-Voting Members, but they need not accept such advice, and at all times the Managing Members shall have the exclusive right to control and manage the Company.

The Managing Members shall also be the producers of the film.

The Non-Managing Members of the Company (the "Non- Managing Members") shall be all of the parties signing hereto as Non-Managing Members. A Managing Member may also be a Non-Managing Member upon the purchase of Units of the Company or the election by a Managing Member to convert monies into a capital contribution for which the Managing Member is entitled to reimbursement.

The Managing Members shall have the right to admit additional Managing Members and Non-Managing Members, and/or permit Non- Managing Members to increase their respective interests in the Company without obtaining the consent of any Non-Managing Member, until the Company has investments in the amount of the Total Capitalization. As set forth in Paragraph 5.3 and Paragraph 5.4 of this Company's Operating Agreement, and subject to the restrictions therein, Non-Managing Members' interests may not be assigned nor any part thereof in the Company, without the written consent of the Managing Members, nor may there be substitutions of Non-Managing Members without the written consent of the Managing Members.

Producer credit shall be given to the Managing Members and thereafter to any other Managing Members and/or such other person(s) or entity(ies) as the Managing Members may authorize.

Associate Producer's credit of the film shall be given to such person(s) or entity(ies) as the Managing Members may authorize.

Managing-Member Recoupment Rights

For the purposes of this Agreement, the following terms shall have the below meanings:

The term "Gross Receipts" shall be deemed to mean all sums derived by and belonging to the Company from any and all sources, including, without limitation, (i) Box office returns, (ii) from distribution of domestic and international rights of the film, (iii) sales of physical or digital format of the film, (iv) from the disposition of its physical assets acquired with funds of the Company, and(v) interest, if any, on the aforesaid sums.

The term "Production Expenses" shall be deemed to mean the total expenses, charges and disbursements of whatever kind incurred by the Company in connection with the production of the film by the Company including without limitation, fees, advances and/or other compensation of the director, designers, cast, producers, crew, post production, cost of sets, locations, marketing, props, costumes, properties, furnishings, electrical and sound equipment, rentals, bonds and guarantees, insurance premiums, cash deposits with Screen Actors Guild or other similar organizations to which such deposits may be required to be made, rehearsal salaries, charges and expenses, transportation charges, office facilities furnished by the Managing Members, legal and auditing expenses, advance publicity, preliminary advertising, taxes of whatsoever kind or nature other than income taxes of any of the individual Partners; expenses for replacement or substitution of any of the foregoing personnel and items; and any and all other expenses customarily included in the term "Production Expenses" in the film industry. The Managing Members has heretofore incurred or paid, and may hereafter continue to incur or pay, certain pre- production or production expenses and the Managing Members may either elect to be reimbursed as provided in Paragraph 15 of this Company's Operating Agreement for the expenses so paid by it individually, or to cause the amount of such Production Expenses to be converted into a capital contribution in the Company computed as set forth in Paragraph 6.

The term "Other Expenses" shall be deemed to mean all expenses of whatsoever kind or nature, other than those referred to in Paragraphs 7.1(b) of this Company's Operating Agreement incurred in or in connection with or by reason of the operation of the business of the Company, including, without limitation, commissions paid to agents, deferments, distribution fees, sales agent commissions, monies paid or payable in connection with claims for plagiarism, libel, negligence, and other claims of a similar or dissimilar nature, and taxes of whatsoever kind or nature (other than income taxes of the individual Partners).

Gross Receipts shall be applied as follows and in the following order of priority:

First, to the payment of the Production Expenses (exclusive of bonds, deposits, and other recoverables), and Other Expenses, in the order and on the basis as the Managing Members in their sole discretion shall determine;

Second, to the repayment of any Advances and or Loans to the Company, plus any interest thereon;

Third, until such time as an aggregate amount equal to 120% of the Original Capital has been distributed to the Non-Managing Members ("Recoupment"), which amount shall be repaid at least semi-annually with a statement of operation to each Non-Managing Member pro rata in the same proportion as his/her Units bear to the aggregate Non-Managing Membership Units;

Fourth, after Recoupment, such remaining Gross Receipts, if any, shall be deemed "Adjusted Net Profits" and shall be distributed pursuant to "After Recoupment Rights".

After Recoupment Rights

Following Recoupment, Adjusted Net Profits, if any, shall be distributed as follows:

An amount equal to fifty percent (50%) of Adjusted Net Profits shall be divided among the Non-Managing Members with each Non-Managing Member receiving that portion thereof as his/her Units bear to the aggregate Non-Managing Membership Units; and an amount equal to fifty percent (50%) of the Adjusted Net Profits shall be paid to the Managing Members with each Managing Member receiving that portion thereof proportionate to his/her Units in the Company.

Rights to Receive Liquidation Distributions

If upon the termination of the Company, the aggregate capital contributions shall not have been fully repaid to the Non-Managing Members, such unpaid contributions shall be repaid upon the termination of the Company, with interest, if any and subject to Paragraph 17.2 of this Company's Operating Agreement, or as soon thereafter as the necessary cash is realized from the liquidation of its assets; but only, however, if at such time all of the debts, liabilities, taxes and contingent liabilities of the Company shall have been fully paid or provided for. In the event the available cash for the repayment of said capital contributions is not sufficient to pay same in full, each Non-Managing Members shall receive that proportion of the available cash as the amount of his/her contribution bears to the aggregate limited contributions.

Upon the permanent closing of the Company and the abandonment of further intention of producing the film, or upon the termination of the term of the

Company pursuant to any of the other provisions of this Agreement, the assets of the Company shall be liquidated by the Managing Members, or the remaining Managing Members(s), as liquidating trustee(s), and the cash proceeds shall be applied as follows and in the following order of priority:

To the payment of all debts, taxes, obligations and liabilities of the Company, and the necessary expenses of liquidation. Where there is a contingent debt, obligation or liability, a reserve shall be set up to meet same, and if and when said contingency shall cease to exist, the remaining monies, if any, in said reserve shall be distributed as herein provided for in this Paragraph 10; and

In liquidating the assets of the Company, all physical assets of a saleable value shall be sold at public or private sale, as the Managing Members deems advisable, at such price and terms as the Managing Members, in good faith, deem fair and equitable. Only physical assets need be sold. However, if, the Managing Members deem it advisable to sell the Company's rights under its various contracts, then if at least sixty percent (60%) in financial interests of the Non-Managing Members so agree, the Managing Members shall have the right to sell the Company's said rights to any party or parties it desire, at such prices as the Managing Members, in good faith, deem fair and equitable. No value shall be placed for any purpose upon the Company's name or the right to its use, or upon the goodwill of the Company or its business. Upon termination or dissolution of the Company, neither the Company's name, nor the right to its use, nor the goodwill of the Company, shall be considered as an asset of the Company.

The Managing Members shall have the right at any time or times they deem advisable, both during the term of the Company and after the term thereof when the assets of the Company are being liquidated, to sell or otherwise dispose of any or all of its production rights.

With respect to any disposition of the Company's assets, no Member of the Company or any Company, corporation or other firm in which they or any of them are in any way interested, may purchase any of the assets of the Company, unless the amount paid therefore is fair and reasonable.

A Member who receives a wrongful distribution shall remain liable to the Company for the amount of the distribution until three years after the date of discovery of the wrongful distribution.

Notwithstanding anything to the contrary contained in this Paragraph, if, at any time after the Company's right to present the film shall have terminated, the Managing Members determine in good faith that the Company's share of income from any or all of the rights in the film theretofore disposed of and thereafter to be disposed of will amount to less than the cost to the Company of distributing such income to the Managing Members and/or Non-Managing Members entitled thereto, and paying accounting fees for the preparation of necessary statements, tax returns and information returns, the Managing Members shall have the right (but not the obligation) to sell to a third party or parties (including any Managing Member and/or Non- Managing Members) for such sum it determines in good faith to be fair and reasonable, the Company's right to receive its share of said income. Said sale may be made for the Company's share of all or some of subsidiary rights and other rights income, for a specified number of years, or forever, all as the Managing Members may determine in good faith. The net monies collected on such sale shall be included in Gross Receipts. Net monies shall be the gross amount collected, less expenses incurred in connection with such sale and accounting fees in preparing statements, tax returns, etc.

K-1s

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

- Non-Managing Member Units: 0

Voting Rights

Non-Managing Members shall take no part whatever in the control, management, direction or operation of the Company's affairs and shall have no power to bind the Company. The Managing Members may at time to time seek advice from Non-Voting Members, but they need not accept such advice, and at all times the Managing Members shall have the exclusive right to control and manage the Company.

The Managing Members shall also be the producers of the film.

The Non-Managing Members of the Company (the "Non- Managing Members") shall be all of the parties signing hereto as Non-Managing Members. A Managing Member may also be a Non-Managing Member upon the purchase of Units of the Company or the election by a Managing Member to convert monies into a capital contribution for which the Managing Member is entitled to reimbursement.

The Managing Members shall have the right to admit additional Managing Members and Non-Managing Members, and/or permit Non- Managing Members to increase their respective interests in the Company without obtaining the consent of any Non-Managing Member, until the Company has investments in the amount of the Total Capitalization. As set forth in Paragraph 5.3 and Paragraph 5.4 of this Company's Operating Agreement, and subject to the restrictions therein, Non-Managing Members' interests may not be assigned nor any part thereof in the Company, without the written consent of the Managing Members, nor may there be substitutions of Non-Managing Members without the written consent of the Managing Members.

Producer credit shall be given to the Managing Members and thereafter to any other Managing Members and/or such other person(s) or entity(ies) as the

Managing Members may authorize.

Associate Producer's credit of the film shall be given to such person(s) or entity(ies) as the Managing Members may authorize.

Non-Managing Membership Unit Recoupment Rights

For the purposes of this Agreement, the following terms shall have the below meanings:

The term "Gross Receipts" shall be deemed to mean all sums derived by and belonging to the Company from any and all sources, including, without limitation, (i) Box office returns, (ii) from distribution of domestic and international rights of the film, (iii) sales of physical or digital format of the film, (iv) from the disposition of its physical assets acquired with funds of the Company, and(v) interest, if any, on the aforesaid sums.

The term "Production Expenses" shall be deemed to mean the total expenses, charges and disbursements of whatever kind incurred by the Company in connection with the production of the film by the Company including without limitation, fees, advances and/or other compensation of the director, designers, cast, producers, crew, post production, cost of sets, locations, marketing, props, costumes, properties, furnishings, electrical and sound equipment, rentals, bonds and guarantees, insurance premiums, cash deposits with Screen Actors Guild or other similar organizations to which such deposits may be required to be made, rehearsal salaries, charges and expenses, transportation charges, office facilities furnished by the Managing Members, legal and auditing expenses, advance publicity, preliminary advertising, taxes of whatsoever kind or nature other than income taxes of any of the individual Partners; expenses for replacement or substitution of any of the foregoing personnel and items; and any and all other expenses customarily included in the term "Production Expenses" in the film industry. The Managing Members has heretofore incurred or paid, and may hereafter continue to incur or pay, certain pre- production or production expenses and the Managing Members may either elect to be reimbursed as provided in Paragraph 15 of this Company's Operating Agreement for the expenses so paid by it individually, or to cause the amount of such Production Expenses to be converted into a capital contribution in the Company computed as set forth in Paragraph 6.

The term "Other Expenses" shall be deemed to mean all expenses of whatsoever kind or nature, other than those referred to in Paragraphs 7.1(b) of this Company's Operating Agreement incurred in or in connection with or by reason of the operation of the business of the Company, including, without limitation, commissions paid to agents, deferments, distribution fees, sales agent commissions, monies paid or payable in connection with claims for plagiarism, libel, negligence, and other claims of a similar or dissimilar nature, and taxes of whatsoever kind or nature (other than income taxes of the individual Partners).

Gross Receipts shall be applied as follows and in the following order of priority:

First, to the payment of the Production Expenses (exclusive of bonds, deposits, and other recoverables), and Other Expenses, in the order and on the basis as the Managing Members in their sole discretion shall determine;

Second, to the repayment of any Advances and or Loans to the Company, plus any interest thereon;

Third, until such time as an aggregate amount equal to 120% of the Original Capital has been distributed to the Non-Managing Members ("Recoupment"), which amount shall be repaid at least semi-annually with a statement of operation to each Non-Managing Member pro rata in the same proportion as his/her Units bear to the aggregate Non-Managing Membership Units;

Fourth, after Recoupment, such remaining Gross Receipts, if any, shall be deemed "Adjusted Net Profits" and shall be distributed pursuant to "After Recoupment Rights".

After Recoupment Rights

Following Recoupment, Adjusted Net Profits, if any, shall be distributed as follows:

An amount equal to fifty percent (50%) of Adjusted Net Profits shall be divided among the Non-Managing Members with each Non-Managing Member receiving that portion thereof as his/her Units bear to the aggregate Non-Managing Membership Units; and an amount equal to fifty percent (50%) of the Adjusted Net Profits shall be paid to the Managing Members with each Managing Member receiving that portion thereof proportionate to his/her Units in the Company.

Rights to Receive Liquidation Distributions

If upon the termination of the Company, the aggregate capital contributions shall not have been fully repaid to the Non-Managing Members, such unpaid contributions shall be repaid upon the termination of the Company, with interest, if any and subject to Paragraph 17.2 of this Company's Operating Agreement, or as soon thereafter as the necessary cash is realized from the liquidation of its assets; but only, however, if at such time all of the debts, liabilities, taxes and contingent liabilities of the Company shall have been fully paid or provided for. In the event the available cash for the repayment of said capital contributions is not sufficient to pay same in full, each Non-Managing Members shall receive that proportion of the available cash as the amount of his/her contribution bears to the aggregate limited contributions.

Upon the permanent closing of the Company and the abandonment of further intention of producing the film, or upon the termination of the term of the Company pursuant to any of the other provisions of this Agreement, the assets of the Company shall be liquidated by the Managing Members, or the remaining

Managing Members(s), as liquidating trustee(s), and the cash proceeds shall be applied as follows and in the following order of priority:

To the payment of all debts, taxes, obligations and liabilities of the Company, and the necessary expenses of liquidation. Where there is a contingent debt, obligation or liability, a reserve shall be set up to meet same, and if and when said contingency shall cease to exist, the remaining monies, if any, in said reserve shall be distributed as herein provided for in this Paragraph 10; and

In liquidating the assets of the Company, all physical assets of a saleable value shall be sold at public or private sale, as the Managing Members deems advisable, at such price and terms as the Managing Members, in good faith, deem fair and equitable. Only physical assets need be sold. However, if, the Managing Members deem it advisable to sell the Company's rights under its various contracts, then if at least sixty percent (60%) in financial interests of the Non-Managing Members so agree, the Managing Members shall have the right to sell the Company's said rights to any party or parties it desire, at such prices as the Managing Members, in good faith, deem fair and equitable. No value shall be placed for any purpose upon the Company's name or the right to its use, or upon the goodwill of the Company or its business. Upon termination or dissolution of the Company, neither the Company's name, nor the right to its use, nor the goodwill of the Company, shall be considered as an asset of the Company.

The Managing Members shall have the right at any time or times they deem advisable, both during the term of the Company and after the term thereof when the assets of the Company are being liquidated, to sell or otherwise dispose of any or all of its production rights.

With respect to any disposition of the Company's assets, no Member of the Company or any Company, corporation or other firm in which they or any of them are in any way interested, may purchase any of the assets of the Company, unless the amount paid therefore is fair and reasonable.

A Member who receives a wrongful distribution shall remain liable to the Company for the amount of the distribution until three years after the date of discovery of the wrongful distribution.

Notwithstanding anything to the contrary contained in this Paragraph, if, at any time after the Company's right to present the film shall have terminated, the Managing Members determine in good faith that the Company's share of income from any or all of the rights in the film theretofore disposed of and thereafter to be disposed of will amount to less than the cost to the Company of distributing such income to the Managing Members and/or Non-Managing Members entitled thereto, and paying accounting fees for the preparation of necessary statements, tax returns and information returns, the Managing Members shall have the right (but not the obligation) to sell to a third party or parties (including any Managing Member and/or Non- Managing Members) for such sum it determines in good faith to be fair and reasonable, the Company's right to receive its share of said income. Said sale may be made for the Company's share of all or some of subsidiary rights and other rights income, for a specified number of years, or forever, all as the Managing Members may determine in good faith. The net monies collected on such sale shall be included in Gross Receipts. Net monies shall be the gross amount collected, less expenses incurred in connection with such sale and accounting fees in preparing statements, tax returns, etc.

K-1s

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

Non-Managing Members shall take no part whatever in ☒the control, management, direction or operation of the Company's affairs and ☒shall have no power to bind the Company. The Managing Members may at time to time seek advice from Non-Voting Members, but they need not accept such advice, and at all times the Managing Members shall have the exclusive right to control and manage the Company.

Dilution

The Non-Managing Membership Units give the Purchasers in this offering and any additional purchasers of those units in the future a right to share in 50% of the Adjusted Net Profits generated by the film "Screw City" in the aggregate (i.e., as a group). Accordingly, your interest in such net profit share will always be pro-rata, pari passu with all other investors against the full production budget of the film ($500,000). In the event the Managers of the Company deems necessary to increase the budget of the film for a perceived better chance for a larger impact in the film market, the units will be diluted in value commensurate with the new budget.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL

INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-10-19.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed and delivered the Film, which we do not anticipate occurring until the 1st quarter of 2020 at the earliest. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 18 months without revenue generation.

Since the company's sole purpose is the production of a single film, our operating costs, and major expenses are strictly confined to the budget of said production as listed below:

Writer/Director: $600

Producers: $23,000

Cast: $84,000

Above-the-Line Miscellaneous (Travel and Living, Story Rights, etc.): $22,500

Production: $139,000

Post Production/Music: $45,000

Marketing: $31,500

Start Engine (domestic, international, and credit card fees): $52,000

Financial Consultant: $25,000

Legal and Accounting: $11,000

Insurance: $13,000

General Expenses: $7,900

Contingency: $45,500

TOTAL: $500,000

Although we can use some of the budget for marketing and growing awareness and attracting named talent to the production, we would require the full amount of the budget in order to begin production on SCREW CITY. Our focus is, if we do not raise the full $500,000 through this equity crowdfunding campaign, to use a portion of the money raised through this offering as seed money in order to raise the remainder of the budget through debt financing with a financial institution or investor, tax credits from the state of the production location, additional matched funds from connections to other private investors, as well as pre-sales to distribution companies to multiple territories around the globe.

Financial Milestones

The company is dedicated to the goal of producing and released the film "Screw City." We expect revenues will not be generated until either its potential purchasing of its rights by the 2nd quarter of 2020, or its subsequent release by the 4th quarter of 2020 coinciding with the implementation of digital and DVD/Blu-Ray sales. This can be done through our connections with distributors and by attending several film festivals and/or markets around the country that specifically looks for films of this kind, to purchase the domestic and/or international rights for distribution, and obtain a Minimum Guarantee up to the amount of the budget of the film ($500,000). If rights are purchased, there is a chance it could receive a theatrical release which would potentially generate additional returns upon its release by the 4th quarter of 2020. If not released at the box office, it will be sold through both transactional video-on-demand (TVOD) and subscription video-on-demand (SVOD), cable, and Blu-Ray DVD formats generating revenue via licensing agreements and/or on a per view basis. Beyond domestic, the international rights can be sold off in a territory by territory basis.

Below are the calculated conversion rate projections, giving us a strong idea of what we need to target:

ITUNES

CONVERSION RATE	TARGET NUMBER OF UNITS SOLD @ $15/UNIT	NUMBER OF WEBSITE VISITORS NEEDED	ESTIMATED COST OF ADVERTISING PER VISIT: $.05 (NUMBER OF VISITORS x $.05)	PERCENTAGE BACK TO MARKETPLACE: (iTunes = 30%)	PROFIT OR LOSS
1%	60,000	6MIL	$300K	$270K	-$170K
5%	60,000	1.2MIL	$60K	$270K	+$70K
10%	60,000	600,000	$30K	$270K	+$100K

Estimated cost of

advertising: $.05 per website visit
- Percentage back to the marketplace: iTunes retains 30% of all sales, and 70% to the Film/Company).
- Target number of units to sell: 60K
- Sell at $15/unit

At $15/unit, we stand to make a total of $900,000. Subtract the estimated cost of advertising (# of visitors X .05) and the percentage back to the marketplace ($900,000 X .30 = $270,000K) for our final number.

The more we increase our conversion rate and lower the number of website visitors, we can expect to turn a profit even if 5% of 1.2MIL website visitors buy the digital download of SCREW CITY from iTunes.

BLU-RAY/DVD

CONVERSION RATE	TARGET NUMBER OF UNITS SOLD @ $25/UNIT	NUMBER OF WEBSITE VISITORS NEEDED	ESTIMATED COST OF ADVERTISING PER VISIT: $.05 (NUMBER OF VISITORS x $.05)	PERCENTAGE BACK TO MARKETPLACE: (50%)	PROFIT OR LOSS
1%	60,000	6MIL	$150K	$750,000	-$50K
5%	60,000	1.2MIL	$30K	$750,000	+$190K
10%	60,000	600,000	$15K	$750,000	+$220K

- advertising: $.05 per website visit •Estimated cost of
- Percentage back to the marketplace: Manufacturer retains 50%, and 50% to the Film/Company).
- Target number of units to sell: 60K
- Sell at $25/unit

At $25/unit, we stand to make a total of $1.5MIL. We then subtract the estimated cost of advertising (# of visitors X .05) and the percentage back to the marketplace ($1.5MIL X .50 = $750,000) for our final number.

At a 5% conversion rate for every 1.2MIL visitors, we find we make a larger profit than iTunes sales.

We believe, given our target conversion rate and contacts, the company will generate positive net income by the first quarter of 2021, with profit sharing revenue to continue for the next 10 to 15 years.

Liquidity and Capital Resources

The company was formed in October 2018, has no assets or liabilities, nor is it either generating or losing money in its present state. Funding is required to commence and complete the production, marketing, and distribution of the motion picture. If the company is successful in this offering, we will likely seek to continue to raise capital through further crowdfunding offerings, equity or debt issuances, or any other method available to the company not to exceed the gross proceeds amount of $500,000. All such funds is to be used for the production, marketing, and distribution of the motion picture. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 18 months without revenue generation.

With both the minimum and maximum raise outlined in this offering, it will allow us to use that to seek additional forms of financing to reach the full production budget of what is needed to make, market, and distribute the film; this includes but is not limited to sources such as further crowdfunding offerings, debt financing, tax credits from a state film fund, the attraction of talent to raise the status of the film, pre-sales in the international market, and matching funds from other potential investors.

The minimum amount requires much more of these other funding streams, whereas the maximum raise would allow us the flexibility to use fewer to none of these methods.

The Company has no commitments for any current raises of capital. The Company will continue to raise capital based on future needs after this offering is complete in order to get to the total raise of $500,000 (the production budget of the film). These methods outlined above include:

- Rolling into another round of equity crowdfunding.
- Seeking out debt financing utilizing tax credits, or pre-sales as collateral.
- Bringing on board other industry executive producers who can match and bring additional resources to the production through private investments.
- Signing and attaching named talent that will elevate the status of the film to reach a larger audience thereby increasing the value of the film, opening the door for pre-sales through sales agents and distribution Minimum Guarantees.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

- 2018-10-19, Regulation D, 2140 Managing Member Units. Use of proceeds: Non-monetary. Managing Member Units offered for IP and services.

Valuation

$107,000.00

Since we are a brand new company, valuation was determined by using the Berkus Method, provided by our financial advisor, F.E.A. Strategies (https://berkonomics.com/?p=1214). Developed by Dave Berkus - an Angel Investor and Venture Capitalist - the Berkus Method values start-ups based on assigning a financial valuation to each of the major elements of risk faced by all young companies – after crediting the entrepreneur some basic value for the quality and potential of the idea itself. We determined the maximum value of this Company at this stage in the regulation crowdfunding process to be $107,000 (our target goal for this first round), so based on that maximum potential valuation, we determined our valuation to also be $107,000 based on the numerical values we attributed to the following elements: the strength of its business model; founders' experience; the number of founders committed; customer development underway; signed industry partnerships; a developed and implemented executive roadmap; strength and protection of the intellectual property; and a favorable competitive environment. STARTUP PRE-MONEY VALUATION METHOD WORK SHEET (BERKUS METHOD) ($15K per Item or fractions thereof depending on strength of each item. Maximum Value = $107,000) • Total market size over $500M? $__0_____ • Business model scales well? $_15K_____ • Founders previous exits or experience? $_15K_____ • More than one founder committed? $_15K_____ • MVP developed / customer development underway? $_10K_____ • Business model validated by paying customers? $__0_____ • Sufficient industry partnerships signed? $__7K_____ • Executive roadmap developed & being achieved? $__15K_____ • IP issued & protected? $__15K_____ • Competitive environment favorable? $__15K_____ VALUATION: $107K_____ Valuation may change in the future when further significant crew and cast is attached, or if the company exercises its right to seek more capital through further Regulation Crowdfunding offerings or other means such as debt financing, matching funds, etc..

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000	$500,000
Less: Offering Expenses Start Engine Fees (6% total fee)	$600.00	$6420	$30,000
Less: Approximate Offering Expenses Other Start Engine Fees (International @ 8%	--	--	$22,000

and Credit Card @ 4%)			
Net Proceeds	$9,400	$100,580	$448,000
Use of Net Proceeds			
Financial Consultant (5% total fee)	$500.00	$5350.00	$25,000
Above-the-Line	--	--	$130,100
Below-the-Line	--	--	$139,000
Post Production	--	--	$45,000
Marketing	$5,000	$15,000	$31,500
Legal	--	$10,000	$11,000
Insurance	--	--	$13,000
General Expenses	--	--	$7,900
Contingency	$3,900	$70,230	$45,500
Total Use of Net Proceeds	$9,400	$100,580	$448,000

We are seeking to raise a minimum of $10,000 and a maximum of $107,000 in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $500,000, we believe the amount will last us for the duration of the production, completion, and delivery of the Film -- up to 1.5 years.

All capital will be used toward the production, post-production, and distribution of the Film, as according to the prepared budget.

We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6.0% on all domestic funds raised, 8% on all international funds raised, and 4% if funds are paid via credit card.

If we do not raise funding in excess of $10,000, a portion of the money will be used to advertise the offering through targeted social media ads on platforms such as Facebook and Instagram, and to use the service of companies such as Exact Data, a multi-channel direct marketing service specializing in email, postal, and telephone solutions to purchase targeted data lists to connect with and attract specific investors most likely to invest in our film. The majority of the funds will be held in reserve for use in the production of the movie.

If we raise $107,000, this will complete Phase 1 and we reserve the right to roll into an additional $400K raise as soon as the $107,000 raise is complete up to an aggregate amount of $500,000, hence offering up to an additional 7860 non-managing member units in order to achieve our fully-realized production budget of $500,000. A portion of the proceeds from Phase 1 will be used for legal and accounting fees, and for further targeted marking efforts through social media platforms, and again to purchase targeted data lists. The majority of the funds will continue to be held in reserve for use in the production of the movie.

- Above-the-Line: includes paying fees and wages for the Writer/Director, Producers, Cast, and Travel and Living Expense for the aforementioned.
- Below-the-Line: includes wages for all production crew, including Camera, Art, Sound, Transportation, and Hair/Makeup, as well as fees for camera and gear rental, props, wardrobe, and travel and living expenses.
- Post Production: includes paying fees and wages for and Editor, Sound Designer, editing equipment, sound mixing stage, color correction, composers, rights for original music, band performances, and final delivery.
- Marketing: includes fees associated with advertising on social media platforms, purchase of data lists through Exact Data, and in-person promotional events.
- Legal: includes paying attorney fees for managing contracts (both production and financial), clearances, and for legal advice whenever the Managing Members deem necessary.
- Insurance: includes fees associated with insuring the production of the Film and Errors & Omissions.
- General Expenses: includes fees associated with items such as food/craft services, entertainment, office equipment rental, parking and toll fees, postal and shipping expenses, kit fees, etc.
- Contingency: Includes monies held in reserve to either help complete the production and delivery of the Film, alleviate unexpected costs, or to return back to the investor(s).

Irregular Use of Proceeds

The Company will not incur and irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website at www.screwcitymovie.com/annual-reports under the "More -- Annual Reports" tab or will be emailed per request. The annual reports will be available within 120 days of the end of the most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Screw City, LLC

[See attached]

We, Christopher Pratola and Joselito Seldera, the Managing Partners (Principal Executive Officers) of Screw City, LLC, hereby certify that the financial statements of Screw City, LLC and notes thereto included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Screw City, LLC was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officers' Financial Statement Certification has been executed as of the October 19, 2018.



_____(Signature)
Christopher Pratola

Producer, Managing Partner (Title)

October 19, 2019_____(Date)



_____(Signature)
Joselito Seldera

Producer/Director/Writer,
Managing Partner_____(Title)

October 19, 2018_____(Date)

NOTE 1 – NATURE OF OPERATIONS

Screw City, LLC was formed on October 19, 2018 in the State of Illinois. The balance sheet of Screw City, LLC (which may be referred to as the "Company", "we," "us," or "our") is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Algonquin Illinois.

SCREW CITY, LLC is producing and marketing a coming of age punk rock motion picture product.

As of October 19, 2018, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation and development activities. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

Going Concern and Management Plans

The Company has a limited operating history, and has relied on our sole members to fund the Company upon formation. We will incur significant additional costs for operations and production until revenues can be derived. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with our Regulation Crowdfunding campaign, and additional debt and/or equity financing as available and determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace. Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Risks and Uncertainties

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

SCREW CITY, LLC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: appetite for investment in movie productions, technology changes of how movie experiences are consumed, tax changes to planned filming locations, consumer tastes and trends, negative press or competition from other movies during planned release dates. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Film Costs

The Company capitalizes film production costs in accordance with Accounting Standards Codification 926 – "Entertainment." Film costs include costs to produce the film, which may consist of equipment rental, labor, talent, and overhead costs.

Revenue Recognition

The Company will recognize revenues from motion picture distribution when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Distribution revenues will be recognized when earned on self-distributed content or when appropriately reported by third (3rd) party distribution companies and recorded gross along with any distribution expenses charged by the Distributor and upon receipt of such revenues. No revenue has been recognized to date.

Income Taxes

The Company is a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay minimum state franchise taxes. The Company's tax returns, when filed, will be subject to tax examination by the Internal Revenue Service or state regulatory agencies since Inception.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its members.

NOTE 4 – MEMBER'S EQUITY (DEFICIT)

The Company has authorized 4280 Membership Units, with Membership Units designated as 2140 Managing Membership Units and 2140 Non-Managing Membership units with approval to increase to an additional 7860 Non-Managing Membership Units. Non-Managing Membership Units have limited rights, and do not have voting rights.

The Company's capital distributions of its net profits after paying expenses, loans, and other required disbursements are distributed first to the recoupment of the non-managing members' capital contributions until 120% of the non-managing members' capital contributions has been repaid, and then thereafter allocated 50% to the managing members and 50% to the non-managing members.

As of October 19, 2018, 2140 Managing Membership Units and 0 non-managing membership units were issued and outstanding.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5 – SUBSEQUENT EVENTS

The Company has commenced a Regulation Crowdfunding campaign through StartEngine, a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company's offering, which is for revenue participating rights, is ongoing as of the date of these financial statements. Through the date of these financial statements the Company drawn a net of $0.00 from the campaign.

There have been no events or transactions during this time that would have a material effect on the Company's financial statements.

SCREW CITY, LLC
BALANCE SHEETS
(unaudited)

October 19, 2018

Assets
Current assets:
  Cash $ -
    Total assets $ -

Liabilities and Member's Equity
Current liabilities:
  Accounts payable $ -
    Total liabilities $ -

Commitments and contingencies $ -

Member's Equity
  Total liabilities and member's equity $ -


SCREW CITY, LLC
STATEMENT OF CASH FLOWS
(unaudited)


<u>October 19,2018</u>

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	-
Net cash provided by operating activities	$	-
Increase (decrease) in cash and cash equivalents	$	-
Cash and cash equivalents, beginning of year	$	-
Cash and cash equivalents, end of year	$	-
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY

(unaudited)

	October 19, 2018
Revenues	$ -
Operating Expenses -	
General and administrative	$ -
Net income	$ -
Ending member's equity	$ -

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine What's New ▾ Discover Investments Edit My Campaign Launch an ICO NEW Diana C. ▾

Screw City is pending **StartEngine Approval.**



PLAY VIDEO
0
Investors
$0.00
Raised of $10K - $107K goal
SCREW CITY
Screw City
Break the Norm, Join the Future of Film
Small OPO · Algonquin, IL · Film & Video · Accepting International Investment

Overview Team Terms Updates Comments Share

Break tradition. Join the future of filmmaking.

Always been interested in the movie life?

Let's get to the point: gone are the days of needing to be a wealthy individual to participate in the production of a movie. Thanks to the JOBS Act, YOU can INVEST in a movie these days, regardless of your income or experience. We're not talking contributing and receiving a perk in return, but actually becoming an INVESTOR in a movie, thus OWNING a piece of it, having recoupment priority, and sharing in any profits thereafter.

We're at the start of something new and exciting. Much like how the digital age made filmmaking accessible to the masses, we believe the JOBS Act will do the same for how films are funded and made. Whether you're a first-time or seasoned investor, anyone can jump in. And we are offering different levels of investment to whet your appetite.

So why should SCREW CITY be your entry into the movie industry? Because the story's themes mirror how the producers are making this movie. Because the team is experienced and knows how to get every penny out of a lean budget and on the screen. Because the filmmakers want to give you a finished film you will be proud of. Because you'll be joining us on the ground floor, starting with pre-production and ending with distribution, and experiencing with us the excitement of making a movie.

We're ready to go. The script is finished, the shoot dates set. Once funded, we will jump right into casting and pre-production. And we'd like you to be there with us on day one.



Greetings from
SCREW CITY



SCREW CITY
An Intro

The Story



SCREW CITY
Remember when you were young, and you were all like "I ain't going to be like everyone else. Fuck that." Then when you're older – like, deep-thirties older – and wiser and more prone to exhaustion, you're like, "Jesus, I'm just like everyone else." Yup. Welcome to life.
SCREW CITY – a movie that explores how you don't have to be like everyone else. No matter what the age.

SCREW CITY is a coming-of-age story about a rustbelt-city teenager trying to escape a life of mediocrity through his punk rock band.

SCREW CITY follows CHUCK only weeks from graduating high school in Rockford, IL. As all his peers around him are getting ready to leave town and move on with their lives, Chuck's greatest fear is being stuck in Rockford the rest of his life...alone. His only way out depends on the success of his punk rock band, Stick Figure. That is, if he can convince his best friends/bandmates to stick it out with him.

When Chuck befriends 40 year-old KATE at a Chicago punk show, reality starts to set in and he sees in her the sort of person he can easily become -- and it scares the Hell out of him. Though at polar opposites in their lives, they share one common problem: they have big dreams but little way of achieving them. But Chuck's determined not to turn out like Kate, despite all the negative forces in his life.



SCREW CITY is about people trying to better themselves despite their fear of change, disappointment, and failure. It's about the underdog RISING ABOVE all the rotten eggs life throws at them to still live life on their own terms.

The Offering

Investment Type: Non-Managing Membership Units
Minimum Investment: $250
Offering Goals: Min: $10,000; Max: $107,000
Pre-Recoupment: Investors will retain the Gross Receipt of Adjusted Gross Receipts after payment of Production Expenses, Advances and, Loans until such time as an aggregate amount equal to 120% of the Original Capital has been distributed.
After Recoupment: Investors will retain a 50%/50% split (on a pro rata, pari passu basis) of subsequent profits with the Company.
Pre-Money Valuation: $107,000

Perks**

- **$500 -$999 ONE DIGITAL DOWNLOAD** of SCREW CITY, plus exclusive **behind-the-scenes updates** via email and Direct Message and a **"Special Thanks"** credit on screen and IMDB.
- **$1000 - $2499 TWO TICKETS** to the **PREMIERE** (Location TBD, travel and accommodations not included) plus one copy of the **SCREENPLAY** signed by the **CAST, PRODUCERS,** and **DIRECTOR.** Includes access to previous tier perks.
- **$2500 - $4999 ONE DIGITAL DOWNLOAD** of a completed, recorded, **ORIGINAL SONG** written by Billy Maynard or Gillian McGhee for SCREW CITY. Includes access to previous tier perks.
- **$5000 - $9999 ONE BLU-RAY COPY** of SCREW CITY plus a copy of a good old-fashioned **ZINE** detailing the production of SCREW CITY, from day one of pre-production to wrap, plus a chance to **VISIT** your investment (travel and accommodations not included). If you're in the neighborhood, you're invited to come to set on any day you'd like, meet the cast and crew, and see how movies are made! If you have a child who's interested in movies, bring them along! This a great way to introduce them to the industry! Includes access to previous tier perks.
- **$10,000 - $24,999 FOUR TICKETS to the PREMIERE** (Location TBD, travel and accommodations not included) plus our official **POSTER** signed by the **CAST** and **CREW.** Includes access to previous tier perks.
- **$25,000 - $49,000 "Associate Producer"** credit on screen and on IMDB plus a **PRIVATE Q & A** with the **DIRECTOR** and **PRODUCER** and whoever else they can round up for you from **ON LOCATION** via Skype or the equivalent. Includes access to previous tier perks.
- **$50,000 - $99,000 "Executive Producer"** credit on screen and on IMDB, **plus 1 VINYL COPY** of the SCREW CITY SOUNDTRACK. Includes access to previous tier perks.
- **$100,000 + "Executive Producer"** credit on a shared title card only with investors at this tier on screen and on IMDB, plus a **SPECIAL SCREENING** and **AFTER-PARTY** in **YOUR CITY,** red carpet and all. And the best part: **YOU** get to write the guest list. Includes access to previous tier perks.

***All perks occur after the offering is completed. If receiving an on-screen/IMDB credit at a higher tier, lower on-screen/IMDB credits do not apply.*



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

How Active An Investor Do You Want To Be?

Making movies is a collaborative effort, and we want to collaborate with YOU. We know there are investors who like to take an active part in their investment, so we welcome any investors who want to lend their expertise to the film in a consultant capacity.

Why SCREW CITY - Director's Statement

I grew up in a small agricultural community in southeastern Wisconsin some 45 miles from Rockford. My friends and I were sons and daughters of small business owners, farmers, doctors, dentists, cooks, factory workers, real estate agents, military; we spanned the entire spectrum of the middle class. As teens we yearned to be heard in a community that resembled your typical, suburban landscape. When you grow up in such a situation you look for something to take you out of it; for some it was booze, drugs, fast cars, or your standard vacation to Florida. For us it was skateboarding and music... specifically, punk music...because in it we heard a voice that understood US – about school, parents, politics, girlfriends and boyfriends, sexuality, and the world in general. We were called out for it, for being different, for not being "normal," but we quickly realized it was okay to be marginalized. In fact, we embraced it. We loved not being like everyone else. Punk was our voice, our culture, not everyone else's, and it belonged to us and we lived by it.

I wrote the main character, CHUCK, and the supporting character, KATE, with myself in mind – one the 17 year-old version of myself, the other the 40 year-old version. When Chuck and Kate meet, it's as if Kate sees into her carefree and rebellious past, and Chuck into a dangerously predictable future. It becomes a story of two generations of the same person coming face to face, exhibiting the dichotomy one can face in a lifetime and the things they do to avoid or remedy it. Punk music will guide them, as it always had and always will. They'll discover that yes, it's important to take action, to stretch your boundaries once in a while, to defy heartbreak and anger. But the most important thing is to be true to oneself. And in the end, it's all about that one universal truth -- doing what YOU want to do, on YOUR terms. Freedom. That is, if you have the gall to GO FOR IT.

What we learned growing up isn't any different from what the prep, jock, nerd, or prom queen learned, and debunking that myth that punk rock is impenetrable is my major goal with this film. SCREW CITY is nan invitation for ALL to become PART of this world, if only for a few hours. It's a universal story that explores a universal lesson that I want to bring to all audiences.

-- Joselito Seldera, Writer and Director

Our History

Prior to the creation of Screw City LLC, Joselito and Chris have worked on a number of award winning projects over the last 10+ years, from live sketch comedy to feature films. Both have worked in every capacity in film, including producer, writer, director, development, camera, grip and electric, and post. They bring to every movie not just a creative vision, but a deep understanding of how every department operates and a practical knowledge on how to get films done on time and on budget.

Some of the projects to date:*

**All titles below were <u>not</u> produced by Screw City LLC.*









LINES


OF
FALL

END OF FALL

Feature Film Written & Directed by Joselito Seldera. Starring Blaise Miller: Wild Rose Independent Film Festival, Beloit International Film Festival, New Filmmakers NY. *End of Fall, LLC.*

End of Fall IMDB


NO
LOVE
SONG

NO LOVE SONG

Short Film Directed by Joselito Seldera. Starring Rosanna Arquette: Cannes, Newport Beach Film Festival, Chicago International Movies and Music Festival, Sun Valley Film Festival, Hollyshorts Film Festival. *Glass Bead Films, Cinemawerks.*

No Love Song IMDB



LINES

Short Documentary Written & Directed by Joselito Seldera, Produced by Chris Pratola: Big Sky Documentary Film Festival, Vail Film Festival, The Documentary Channel. *University of Southern California.*

Lines IMDB


unSETTLED

unSETTLED

Short Film Written & Directed by Joselito Seldera, Produced by Chris Pratola. Starring Lance Baker, Jeff Harlow, and Rae Gray: Hollyshorts Film Festival, FilmFest Dresden, Boston International Film Festival. *Joselito Seldera 2012.*

unSETTLED IMDB

What Makes Our Team Special


ROCK ON!

Along with our team's collective experience and LOVE of MUSIC, we feel we bring other qualities -- both tangible and intangible -- that makes this team the perfect one to bring SCREW CITY to life:

Joselito Seldera, Writer/Director/Producer: Grew up in the area the movie takes place in, lived this life. Has been living in Los Angeles for over 10 years, and has many connections within the industry that will help push Screw City forward.

Chris Pratola, Producer: Grew up and currently lives in the Rockford area. Was also in a rock band in high school.

Giles Andrew, Distribution Producer/Consultant: Has implemented non-traditional theatrical and digital releases with their movies at HONORA by working with companies such as BitTorrent, iTunes, Netflix, Hulu, and Amazon.

Billy Maynard, Music Producer/Original Music: This is loosely his story. Has been playing in punk bands in the Rockford Corridor since the late eighties. Still continues to play and record with his band MONO IN STEREO and works as a recording engineer in Madison, WI.

Gillian McGhee, Original Music: Born and raised in Chicago, Gillian is part of the newer wave of punk rock to emerge from the city in recent years with her solo music and her band, TURNSPIT.

The Competitive Landscape

COMPARABLE FILMS 2000-PRESENT*

TEEN MOVIES**

FILM	DISTRIBUTOR (U.S.)	BUDGET	DOMESTIC GROSS	WORLDWIDE GROSS
1. EDGE OF SEVENTEEN (2016)	STX	9 MIL	14.4 MIL	18.8 MIL
2. THE DUFF (2015)	Lionsgate	8.5 MIL	34 MIL	43.5 MIL
3. DOPE (2015)	Open Road	7 MIL	17.5 MIL	18 MIL
4. BOYHOOD (2014)	IFC	4 MIL	25.3 MIL	44.5 MIL
5. THE WAY WAY BACK (2013)	Fox Searchlight	5 MIL	21.5 MIL	26.9 MIL
6. THE SPECTACULAR NOW (2013)	A24	2.5 MIL	6.9 MIL	6.9 MIL
7. SUBMARINE (2011)	Weinstein Co.	1.9 MIL	467K	4.1 MIL
8. JUNO (2007)	Fox Searchlight	7.5 MIL	143.5 MIL	231.4 MIL
9. MEAN GIRLS (2004)	Paramount	17 MIL	86 MIL	129 MIL
10. KIDS (1995)**	Miramax	1.5 MIL	7.4 MIL	20.4 MIL

* Theatrical release only. Does not include home or digital video sales.
**Though released in 1995, KIDS is included in teen movies as an indicator of how an independent movie in that category reset the bar. It is this genre's BLAIR WITCH PROJECT.

Sources: Box Office Mojo, The Numbers: Edge of Seventeen, The Duff, Dope, Boyhood, The Way Way Back, The Spectacular Now, Submarine, Juno, Mean Girls, Kids.

COMPARABLE FILMS 2000-PRESENT*

MUSIC MOVIES*

FILM	DISTRIBUTOR (U.S.)	BUDGET	DOMESTIC GROSS	WORLDWIDE GROSS
1. SING STREET (2016)	Weinstein Co.	9 MIL	3.2 MIL	13.6 MIL
2. RICKI AND THE FLASH (2015)	TriStar	18 MIL	26.8 MIL	41.3 MIL
3. BEGIN AGAIN (2014)	Weinstein Co.	8 MIL	16.1 MIL	69 MIL
4. WHIPLASH (2014)	Sony Classics	3.3 MIL	13.1 MIL	49 MIL
5. FRANK (2014)	Magnolia	1.3 MIL	645K	1.1 MIL
6. INSIDE LLEWYN DAVIS (2013)	CBS Films	11 MIL	13.2 MIL	32.9 MIL
7. ONCE (2006)	Fox Searchlight	150K	9.4 MIL	20.7 MIL
8. 24 HOUR PARTY PEOPLE (2002)	United Artists	1.5 MIL	1.2 MIL	2.8 MIL
9. 8 MILE (2002)	Universal	41 MIL	117 MIL	243 MIL
10. HIGH FIDELITY (2000)	Buena Vista	30 MIL	27.3 MIL	47.1 MIL

* Theatrical release only. Does not include home or digital video sales.

Sources: Box Office Mojo, The Numbers: Sing Street, Ricki and the Flash, Begin Again, Whiplash, Frank, Inside Llewyn Davis, Once, 24 Hour Party People, 8 Mile, High Fidelity.

Teen Movies

SCREW CITY is a teen movie, but much like in the tradition of THE BREAKFAST CLUB, it is an adult movie disguised as a teen movie. We believe that movies focusing on teens and "new adults" can be quite popular, with the recent successes of movies such as THE EDGE OF SEVENTEEN and LADYBIRD and television shows such as 13 REASONS WHY, THE END OF THE F***ING WORLD, and JANE THE VIRGIN. Couple that with the consistently popular music genre (SING STREET, PITCH PERFECT, LA LA LAND) and we believe we have a strong combination. (Sources: Variety, Indiewire, New York Times, Box Office Mojo. Click on titles for direct sources.)

Music Movies

The handful of recently released movies focusing on punk rock culture have premiered at upper tier festivals but struggled to show a significant return in the box office or in DVD or digital sales (Source: *Kelly & Cal*, *Kelly & Cal SXSW*, *London Town*, *London Town LAFF*, *England is Mine*, *England is Mine Edinburgh*, *Izzy Get the Fuck Across Town*, *Izzy LAFF*). It has been the documentary that has brought the most attention back to punk rock, with films like GIMME DANGER (The Stooges), THE PUNK SINGER (Kathleen Hannah/Bikini Kill/Julie Ruin), and crowdfunded films like SALAD DAYS (Fugazi, Bikini Kill) and FILMAGE (Descendents). We have yet to see a narrative fiction movie since SUBURBIA (1983), REPO MAN (1984), and WE ARE THE BEST! (2013) portray the punk genre as it truly is. SUBURBIA and REPO MAN went on to become cult classics. (Source: Noisey, Rolling Stone)

We feel we are at the opportune time to take advantage of a market already resetting for the next trend of unique voices for this specific demographic and genre. (Source: Indiewire, New York Times, Guardian)

Immediate Target Audience

It is clear who our immediate target audience is: the music fan. Specifically, the punk rock/indie music fan. Though it is difficult to quantify the number of punk rock fans in the world, a 2016 article in FORBES MAGAZINE examined the most streamed punk rock albums in the digital age. If the numbers are any indication of the number of fans of the genre (from the casual listener to the hardcore fan), then there is a vast number of people out there who SCREW CITY can potentially appeal to, and who we can potentially activate:

NUMBER OF STREAMS UP TO 2016

BAND	ALBUM	NUMBER OF STREAMS
1. NIRVANA	Nevermind (1991)	365,731,000
2. BLINK 182	Enema of the State (1999)	181,308,000
3. GREEN DAY	Dookie (1994)	137,571,000
4. YEAH YEAH YEAHS	Fever To Tell (2003)	31,500,000
5. JOY DIVISION	Unknown Pleasures (1979)	27,041,000
6. RAMONES	Ramones (1976)	21,689,000
7. THE SEX PISTOLS	Never Mind the Bollocks, Here's the Sex Pistols (1977)	17,132,000
8.THE CLASH	The Clash (1977)	13,509,000
9. DESCENDENTS	Milo Goes to College (1982)	11,763,000
10. DEVO	Are We Not Men (1978)	11,597,000
11. THE MISFITS	Walk Among Us (1982)	11,284,000
12. MINUTEMEN	Double Nickels On The Dime (1984)	9,841,000
13. BAD BRAINS	Bad Brains (1982)	9,713,000
14. DEAD KENNEDYS	Fresh Fruit for Rotting Vegetables (1980)	8,183,000
15. BLACK FLAG	Damaged (1981)	7,835,000

Our Strategy

With the above chart in mind, we will:

1. Start with this specific target audience in specific markets across the United States where independent music thrives: Rockford, IL; Minneapolis, MN; Milwaukee, WI; Chicago, IL; Austin, TX; Portland, OR; Seattle, WA; Gainseville, FL; Raleigh/Durham/Chapel Hill, NC; Philadelphia, PA; Urbana-Champaign, IL; Madison, WI; Washington, D.C.; Boston, MA, Los Angeles, CA; San Francisco, CA, New York, NY.
2. Reach out beyond this target audience to people who may only be marginally familiar with this culture, but who live in the markets where this audience thrives.
3. Extend beyond those thriving markets to markets familiar with the working class lifestyle and the surrounding areas, namely mid-sized cities and Middle America. Pittsburgh, PA; Cleveland, OH; Indianapolis, IN; Beloit and Janesville, WI; Nashville, TN; Detroit, MI; Omaha, NB; Denver, CO; Boise, ID; Cincinnati, OH; Oklahoma City, OK.

We of course will aim to premiere at a top tier film festival as well as seek distribution through normal distribution routes (outright sale or working with a sales agent). But one valuable lesson we learned from past experience is the mistake of relying solely on these options, which we view as the old industry model. In reality, chances of getting into a Sundance or Cannes and selling your movie for millions of dollars are as good as beating the house in Vegas...very slim. Relying solely on such a windfall would be a waste of time and energy.

We have already begun exploring and implementing routes outside the old model on how to spread-word-of mouth, gain exposure, and drive traffic to the website in order to maximize sales of digital and physical copies. (Though a select theater run can produce ticket sales, we feel the lion's share of sales will come via the website.) Some of these methods include: a limited multi-city tour of SCREW CITY in select art house and non-traditional theaters (e.g., brew and views), a pay-what-you-want day-and-date release, pop-up promotional events at independently owned record, book, and video stores, and sales of the soundtrack album on vinyl and cassette.

Setting Ourselves Apart From the Rest

As the entertainment industry begins to streamline its production methods to maximize profits, the era of the traditional studio model of film and television is ending. This shift requires precise and budget-conscious producers, as well as a non-traditional mindset in terms of marketing and distribution in order to make the art of filmmaking a solid investment.

We have carefully considered how to set SCREW CITY apart from the deluge of movies that are released every year. Besides 1) getting as many people as possible to see the film, which, in turn, will lead to 2) word-of-mouth marketing and 3) sales, we are pinpointing the following categories to help us rise above the crop.



A Story That Resonates

It ALWAYS comes down to story. Story is King.

Punk rock is the lens through which out characters see the world, but at it's core, SCREW CITY is an underdog movie about everyday people trying to live life on their own terms.



A Niche Film

SCREW CITY is a music film. And music films do well in the marketplace, both financially and critically (Source: Box Office Mojo, Variety, New York Times: *Pitch Perfect, Pitch Perfect Review, La La Land, La La Land Review, A Star Is Born, A Star Is Born Review.*)

We have seen a resurgence in the punk culture specifically, as seen not only in the movies released and those still being developed, but with the resurgence of classic punk bands reuniting and/or touring again to sold-out audiences. Because of this, we feel we are at the brink of a punk rock explosion in the movie world.


singles

Outside-The-Box Marketing

Target our specific audience and specific marketplaces. Build anticipation. Anticipation builds excitement.

Spreading word-of-mouth through creative marketing strategies such as selling soundtrack records at pop-up meet-and-greets in specific markets across the country, we will create a strong buzz about SCREW CITY before shooting is even wrapped.



The Music

Music is a character.

The music of SCREW CITY is so important it defines how our characters view the world and the choices and actions they make.

SCREW CITY features punk bands - both old and new - from the Midwest, primarily from Chicago and the rest of Illinois. In addition to each song in the script being carefully selected, we are also pursuing some heavy hitters to play live in the film, such as Sincere Engineer, Nervous Passenger, and Chicago legends Naked Raygun.

Where Does The Money Go?


General Expenses : 1.58 %
Director : 0.12 %
Contingency : 9.1 %
Producer and Staff : 4.6 %
Insurance : 2.6 %
Legal and Accounting : 2.2 %
Cast : 21.3 %

COST BREAKDOWN

DIRECTOR	$600
PRODUCERS AND STAFF	$23,000
CAST	$106,500
PRODUCTION	$139,000
POST PRODUCTION	$45,000



Financial Consultant Fee : 5 %
Start Engine Fee : 10.4 %
Marketing : 6.3 %
Post Production : 9 %
Production : 27.8 %

POST PRODUCTION	$45,000
MARKETING	$31,500
START ENGINE FEES	$52,000
FINANCIAL CONSULTANT FEE	$25,000
LEGAL AND ACCOUNTING	$11,000
INSURANCE	$13,000
CONTINGENCY	$45,500
GENERAL EXPENSES	$7,900
TOTAL EXPENSES	$500,000

Our budget is all about "putting it on the screen." We are able to work with a lean budget due to our connections with cast, crew, rental houses and post-production houses in both Los Angeles and Illinois. And because we are not relying on the old industry business model, we have have also budgeted for when the movie is *completed* -- namely, for DIY marketing and distribution. We have a minimum budget we know we can make the movie for, and any amount we reach above that number will go towards increasing the production value of the film.

Multiple Closings and Completing Funding

Our initial raise is for a minimum of $10,000 and a maximum of $107,000, of which we will use up to $36,770 for Start Engine Fees*, Financial Consultant Fees**, and marketing efforts towards reaching our stretch goal of $500,000 (the production budget). If we reach $107,000, the $36,770 will go to:

- $10K for Audit/Financial Review, Legal and Accounting Fees
- $15K for Database Service And Direct Marketing to Potential Investors and Start Engine Premium Services
- $11.77K for Start Engine* and Financial Consultant** Fees

The remaining monies ($70,230) will be held in reserve to be used for the production of the film.

If we do not raise funding in excess of $10,000, a portion of the money ($1100) will be used to pay Start Engine* and Financial Consultant** Fees, plus up to $5000 will be used for marketing efforts to advertise the offering through targeted social media ads on platforms such as Facebook and Instagram, and to use the service of companies such as Exact Data, a multi-channel direct marketing service specializing in email, postal, and telephone solutions to purchase targeted data lists to connect with and attract specific investors most likely to invest in our film:

- $5K for Database Service And Direct Marketing to Potential Investors and Start Engine Premium Services
- $1.1K for Start Engine* and Financial Consultant** Fees

The remaining monies ($3900) will be held in reserve for use in the production of the movie.

After the initial raise of $107K, we reserve the right to roll into an additional $393K raise as soon as the $107,000 raise is complete up to an aggregate amount of $500,000. If we do not reach the stretch goal of $500K by the end of the campaign, we do have alternatives to complete funding. We are connected to many sources in the industry that specializes in this type of funding. Examples are:

- Debt or Gap Financing to make up the difference, using the tax credit or unsold territories as collateral
- Matching Funds through investors outside the Start Engine network to match the total funds raised through Start Engine.

We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6.0% on all domestic funds raised, 8% on all international funds raised, and 4% if funds are paid via credit card. The numbers used above are based on domestic only.
**We have agreed to pay our Financial Consultant -- F.E.A. Strategies Group -- a fee of 5.0% of all funds raised.*

Projections

We believe projections on how a movie will sell is somewhat arbitrary and reliant on a number of uncontrollable factors. In short, we find traditional projections unreliable. Instead, we feel that using a CONVERSION RATE gives a more concrete numerical picture. Conversion rate has been used by online marketers and advertisers for many years (Nielsen Norman Group); it breaks down how many visitors need to visit a website and what percentage of those visitors need to purchase the product in order to recoup investment.*

CONVERSION RATE = NUMBER OF UNITS SOLD/NUMBER OF WEBSITE VISITORS

PROJECTIONS/CONVERSION RATE

ITUNES

CONVERSION RATE	TARGET NUMBER OF UNITS SOLD @ $15/UNIT	NUMBER OF WEBSITE VISITORS NEEDED	ESTIMATED COST OF ADVERTISING PER VISIT: $.05 (NUMBER OF VISITORS x $.05)	PERCENTAGE BACK TO MARKETPLACE: (iTunes = 30%)	PROFIT OR LOSS
1%	60,000	6MIL	$300K	$270K	-$170K
5%	60,000	1.2MIL	$60K	$270K	+$70K
10%	60,000	600K	$30K	$270K	+$100K

PROJECTIONS/CONVERSION RATE

BLU-RAY/DVD

CONVERSION RATE	TARGET NUMBER OF UNITS SOLD @ $25/UNIT	NUMBER OF WEBSITE VISITORS NEEDED	ESTIMATED COST OF ADVERTISING PER VISIT: $.05 (NUMBER OF VISITORS x $.05)	PERCENTAGE BACK TO MARKETPLACE: (50%)	PROFIT OR LOSS
1%	60,000	6MIL	$300K	$750,000	-$50K
5%	60,000	1.2MIL	$60K	$750,000	+$190K
10%	60,000	600K	$30K	$750,000	+$220K

iTunes Sales*

- Estimated cost of advertising: $.05 per website visit
- Percentage back to the marketplace: iTunes retains 30% of all sales, and 70% to the Film/Company).
- Target number of units to sell: 60K
- Sell at $15/unit

At $15/unit, we stand to make a total of $900,000. Subtract the estimated cost of advertising (# of visitors X .05) and the percentage back to the marketplace ($900,000 X .30 = $270,000K) for our final number.

The more we increase our conversion rate and lower the number of website visitors, we can expect to turn a profit even if 5% of 1.2MIL website visitors buy the digital download of SCREW CITY from iTunes.

* All conversion rate projections are anticipated and may vary.

DVD/Blu-Ray Sales*

- Estimated cost of advertising: $.05 per website visit
- Percentage back to the marketplace: Manufacturer retains 50%, and 50% to the Film/Company).
- Target number of units to sell: 60K
- Sell at $25/unit

At $25/unit, we stand to make a total of $1.5MIL. We then subtract the estimated cost of advertising (# of visitors X .05) and the percentage back to the marketplace ($1.5MIL X .50 = $750,000) for our final number.

At a 5% conversion rate for every 1.2MIL visitors, we find we make a larger profit than iTunes sales.

* All conversion rate projections are anticipated and may vary.

Other Forms of Return

Licensing Fees

There is a potential return from LICENSING FEES gained through SVOD platforms such as Netflix, Hulu, and Cable platforms

There is a potential return from LICENSING FEES gained through SVOD platforms such as Netflix, Hulu, and cable platforms.

Tax Credit

We will be shooting the entirety of SCREW CITY in the state of Illinois, qualifying our production for a 30% tax credit on Illinois labor and services. Based on our total maximum budget of $500K, we estimate an immediate return of approximately $75K from the Illinois tax credit alone.

Join the Movement Changing How Movies Are Made!

We feel SCREW CITY is the ideal entry-venture for investors who are interested in film. We want to dispel the notion that filmmaking is an elitist venture, and equity crowdfunding has the potential to do just that by changing the traditional model of how movies are made. Thank you JOBS Act!

For as little as $250, you can not only own a piece of SCREW CITY, nor will you only be supporting the creative arts by supporting the vision and passion of a couple Midwestern kids trying to bring a story to the world, but you will also be part of a revolution that is poised to upend the Hollywood machine.

"PUNK HAS ALWAYS BEEN ABOUT DOING THINGS YOUR OWN WAY. WHAT IT REPRESENTS FOR ME IS ULTIMATE FREEDOM AND A SENSE OF INDIVIDUALITY."
BILLIE JOE ARMSTRONG

October, 2017

Giles Andrews of Honora joins Screw City!

We are pleased to say we have added Giles Andrews of Honora on board as a Consultant for Screw City!

November, 2017

Chris Pratola, Producer, joins Screw City!

"Screw City" is excited to announce that we have added Chris Pratola as a Producer and Co-Owner of Screw City LLC.

December, 2017

Gillian McGhee joins Screw City!

Screw City is happy to announce that Gillian McGhee from the band Turnspit has signed on to write original music for Screw City!

December, 2017

Billy Maynard joins Screw City!

Screw City is happy to announce the addition of Billy Maynard - the main inspiration behind SCREW CITY - from the band Mono in Stereo and Mulligan Stu to write original music!

February, 2018

Finished Final Draft of Script

Final Draft of "Screw City" is Finished and ready to shoot!

October 2018

Screw City LLC Officially Founded

Screw City LLC filed with the Illinois Secretary of State and became officially organized.

November, 2018

Screw City is now LIVE on Start Engine!

Our Start Engine Campaign is now live! Rise above traditional movie investments and own a piece of one! (ANTICPATED)

June, 2019

Pre-Production Starts!

Hire crew, complete casting, start rehearsals with cast, and finalize all the details before production starts. This also includes recording music for the film with actors and artists. (ANTICPATED)

July, 2019

Principal Photography Begins!

First day of production! (ANTICPATED)

August, 2019

Post Production Starts

Post Production on Screw City begins! We hit the editing room, add music, continue marketing, and finish the final product in time to meet Film Festival deadlines. (ANTICPATED)

October, 2019

Marketing and Festival Submission

The movie is finished, and it's time to take it to audiences! (ANTICPATED)

October 2020

Official Release (Anticipated)

Domestic Release via theatrical, digital, and DVD/Blu-Ray sales! (ANTICPATED)

Meet Our Team

BRIXTON

Joselito Seldera

Writer, Director, Producer, Screw City LLC Managing Member

Based in Los Angeles, Joselito Seldera received his MFA in Film Production from the University of Southern California's School of Cinematic Arts where he now teaches as an Adjunct Lecturer. He has been working in the industry in almost every capacity since arriving over 10 years ago. His projects have been featured at the Sun Valley Film Festival, LA Shorts Film Festival, Big Sky Documentary Film Festival, Vail Film Festival, Newport Beach Film Festival, Filmfest Dresden (Germany), and Hollyshorts. His award-winning work includes his first feature film, END OF FALL, Produced by Nicolaas Bertelsen, the short films NO LOVE SONG (2013) starring Rosanna Arquette, and UNSETTLED (2012). His short film,

Chris Pratola

Producer, Screw City LLC Managing Member

Chris boasts over 7 years of production experience in almost every area of the business. Chris studied Business at Arizona State University, which provided the backbone that propelled him to the University of Southern California. He honed his skills as a producer in the Graduate Film Production program while interning with companies such as Sander/Moses Productions and Sony Pictures. His work has been featured in numerous festivals, including theVail Film Festival, Philadelphia Independent Film Festival, LA Comedy Fest, Sundance Film Festival, as well as featured on the Documentary Channel for producing Joselito Seldera's documentary short "Lines." Chris is Co-Founder and Managing

HEY (2015) was featured on Hellogiggles.com, and his documentary LINES (2011) about three teen skateboarders transitioning into adulthood, was featured on The Documentary Channel. Joselito also studied creative writing at Emerson College in Boston, and writing and improvisation at Chicago's "The Second City" and "Improv Olympic." He wrote and directed sketch comedy for the Chicago group "The Uncomfortables," who performed at various festivals and theaters around the Midwest. Joselito is Co-Founder and Managing Member of SCREW CITY, LLC, October 2018- Present (part-time, 25 hours per week - will increase once fully funded), and Co-Founder and Managing Member of END OF FALL, LLC, a company focused on the production and distribution of the feature film, "End of Fall," October 2014 - Present (part-time, 10 hours per week). He has been working as a Handler and Manager at D Pet Hotels Hollywood in Los Angeles, CA since July 2013 (full-time, 40 hours per week, primary position) and teaching as an Adjunct Lecturer at the University of Southern California's School of Cinematic Arts since August 2015 (part-time, 10 hours per week).

Member of SCREW CITY, LLC, October 2018- Present (part-time, 25 hours per week - will increase once fully funded). He has been working for Apple Stores as a Genius in their Deer Park, Illinois location since November 2012 (full-time, 40 hours per week, primary position).






Giles Andrew
Distribution Producer/Consultant
Giles Andrew co-founded Honora, a production company focusing on film, television, commercials, and distribution. Honora has produced the Sundance darling HITS, written & directed by David Cross and starring Matt Walsh, the 2016 Tribeca standout DEAN, written & directed by Demetri Martin and starring Martin, Kevin Kline, and Mary Steenburgen, and distributed the BAFTA award winning KILO TWO BRAVO.


Billy Maynard
Music Producer and Original Music
A Rockford corridor local, BILLY MAYNARD is the main inspiration behind SCREW CITY. Deeply entrenched in the Rockford-Beloit-Madison punk rock scene since the early nineties, Billy was part of it all with his band MULLIGAN STU, and, more recently, with MONO IN STEREO, a local supergroup comprised of members of MULLIGAN STU and THE SHAKES. Currently a recording engineer in Madison, nobody has their finger on the pulse of the Rockford corridor punk rock scene better than Billy. He is our connection to the up-and-coming bands, the kids, the venues, and, more importantly, has lived through the scene's heyday and its death throes. He is also well connected in the Chicago scene, where a number of scenes in SCREW CITY take place. We are lucky to have Billy on board to help us bring this movie to life.




Gillian McGhee
Original Music
Along with Billy, we have the great fortune to have enlisted Chicago lifer GILLIAN MCGHEE to write original music for SCREW CITY. Gillian is part of the newer generation of Chicago artists, and has firmly established herself in the Chicago scene with her band TURNSPIT, who recently signed with Dodgeball Records. In addition to playing Chicago with both rising and established bands, TURNSPIT performed on JBTV and at the annual punk rock festivals RIOT FEST and THE FEST. They have swiftly made a name for themselves in the punk rock community with their repertoire of "thoughtful, melodic punk jams with a lot of heart."




Adam Goral
Cinematographer
ADAM GORAL is an intrepid cinematographer working in Los Angeles. While earning his B.A. from Georgetown University in Washington D.C., he was the Station Manager at the university television station, GUTV which ignited his passion for filmmaking. This led him to Los Angeles and the USC's School of Cinematic Arts where he earned an M.F.A. in Cinematography. Having worked in almost every department on set, Adam fully believes in the power of collaboration and brings an open mind to each project he joins. Never one to be idle, when he is not on set Adam can be found practicing Shaolin Kung Fu in his backyard or chasing his dogs around.



Offering Summary

Maximum 2140* Non-Managing Membership Units ($107,000)

Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 200 Non-Managing Membership Units ($10,000)

Company	Screw City, LLC
Corporate Address	670 Regal Lane, Algonquin IL, 60102
Description of Business	SCREW CITY LLC is an Illinois limited liability company that intends to develop, produce, and exploit the independent motion picture entitled, "Screw City."
Type of Security Offered	Non-Managing Membership Units
Purchase Price of Security Offered	$50
Minimum Investment Amount (per investor)	$250

Perks**

- **$500 -$999** ONE DIGITAL DOWNLOAD of SCREW CITY, plus exclusive **behind-the-scenes updates** via email and Direct Message and a **"Special Thanks"** credit on screen and IMDB.
- **$1000 - $2499** TWO TICKETS to the PREMIERE (Location TBD, travel and accommodations not included) plus one copy of the **SCREENPLAY** signed by the **CAST, PRODUCERS**, and **DIRECTOR**. Includes access to previous tier perks.
- **$2500 - $4999** ONE DIGITAL DOWNLOAD of a completed, recorded, **ORIGINAL SONG** written by Billy Maynard or Gillian McGhee for SCREW CITY. Includes access to previous tier perks.
- **$5000 - $9999** ONE BLU-RAY COPY of SCREW CITY plus a copy of a good old-fashioned ZINE detailing the production of SCREW CITY, from day one of pre-production to wrap, plus a chance to **VISIT** your investment (travel and accommodations not included). If you're in the neighborhood, you're invited to come to set on any day you'd like, meet the cast and crew, and see how movies are made! If you have a child who's interested in movies, bring them along! This a great way to introduce them to the industry! Includes access to previous tier perks.
- **$10,000 - $24,999** FOUR TICKETS to the PREMIERE (Location TBD, travel and accommodations not included) plus our official **POSTER** signed by the **CAST** and **CREW**. Includes access to previous tier perks.
- **$25,000 - $49,000** "Associate Producer" credit on screen and on IMDB plus a PRIVATE Q & A with the **DIRECTOR** and **PRODUCER** and whoever else they can round up for you from **ON LOCATION** via Skype or the equivalent. Includes access to previous tier perks.
- **$50,000 - $99,000** "Executive Producer" credit on screen and on IMDB, plus 1 VINYL COPY of the SCREW CITY SOUNDTRACK. Includes access to previous tier perks.
- **$100,000 +** "Executive Producer" credit on a shared title card only with investors at this tier on screen and on IMDB, plus a SPECIAL SCREENING and AFTER-PARTY in YOUR CITY, red carpet and all. And the best part: YOU get to write the guest list. Includes access to previous tier perks.

**All perks occur after the offering is completed. If receiving an on-screen/IMDB credit at a higher tier, lower on-screen/IMDB credits do not apply.

The 10% Bonus for StartEngine Shareholders

Screw City, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 Non-Managing Membership Units at $50 / share, you will receive 1 Non-Managing Membership bonus units, meaning you'll own 11 units for $500. Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur and irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Screw City Intro Video

Joselito Seldera: [00:00:02] Screw city is a coming of age film about a teenager trying to escape his Rust Belt city through his punk rock band.

Christopher Pratola: [00:00:09] When I read the first draft of Screw City I knew was something I definitely wanted to be a part of not only the aspect of working with Joselito again which is always a fantastic experience but the movie really ring true to everything about my highschool life growing up in Algonquin.

Joselito Seldera: [00:00:24] I've always been drawn to character based films. Always been fascinated with people's stories and the journeys they take to reach certain points in their lives.

Joselito Seldera: [00:00:40] I'm also obsessed with the generational differences. Screw City was birthed from the idea of what if my 40 year old self met my 17 year old self and what kind of things could they learn from each other.

Joselito Seldera: [00:00:54] What makes Screw City unique is essentially its a music movie. Music is so important to this film that it basically plays another character. We've already inlisted two great songwriters to write original music for Screw City, both of whom grew up in the Midwest punk scene. Billy Maynard of Mono in Stereo and Gillian McGhee of Turnspit. We also already started reaching out to some Midwest punk rock heavy hitters to perform live in the movie.

Christopher Pratola: [00:01:24] I first met Joselito about ten years ago while we were both studying film production at the University of Southern California's School of Cinematic Arts. I really love working with them for a number of reasons, he really brings a personal and authentic voice to any project he's working on and working with him anytime you're on a production you know it's going to be a fun and exciting time.

Joselito Seldera: [00:01:43] I want to bring the story to the world to not only inspire and hopefully educate but also showcase the mentality and the drive and perseverance of the people that live in a region where I grew up.

SCREW CITY - CONCEPT REEL

Link: https://vimeo.com/287942299

Billy Joe Armstrong "This song is (unintelligible) a little kid it's called 16**":** [00:00:03]

Cheap Trick "Surrender": [00:00:08] Establishing shots of Rockford Illinois and other suburban culture over music.

Charles De Mar "Better Off Dead": [00:00:22] It's a bodaciously small town Lane. It's a flyspeck on the map. I can't even get real drugs here.

Evan's Mom "Superbad": [00:00:29] I can't imagine what you are going to do without each other next year.

James Court "Say Anything": [00:00:32] What are your plans for the future?

Lloyd Dobler "Say Anything": [00:00:34] You mean like career?

Lloyd Dobler "Say Anything": [00:00:35] I'm not going to go to junior college. I'm looking for something bigger you know? I'm looking for a 'dare to be great' situation.

Conor "Sing Street" [00:00:40] I'm happy being anything. I just want to play music.

Dad "SLC Punk": [00:00:43] This rebellion thing you are going through, I, I understand it. Not completely, but not you should start thinking what's right for you.

Charlane McGregor "Reality Bites" [00:00:49] Why don't you get a job at Burgerama? They'll hire you. I saw on the TV, they had this little retarded boy working the cash register.

Stevo "SLC Punk": [00:00:57] Fuck You!!

Lady Bird McPherson "Lady Bird": [00:01:04] I want to go where culture is.

Conor "Sing Street": [00:01:09] First gig.

Eamon "Sing Street": [00:01:10] We're not ready.

Young Neil, Kim Pine, Stephen Stills "Scott Pilgrim vs. The World": [00:01:11] Ok we're doomed. Oh. That poster needs more exclamation marks. Awe man we're gonna get killed.

"We Are the Best" [00:01:18] Drumming

Wallace Wells "Scott Pilgrim Vs. The World": [00:01:23] Hey Jimmy? Do they rock or suck?

Brendan "Sing Street": [00:01:25] That was bad, bad music. And there is nothing as bad in this world as bad music.

Martin Hannett "24 Hour Party People": [00:01:31] Stop that horrible fucking racket please.

Jeff Bebe "Almost Famous": [00:01:34] Oh, this is the part where you quit!

Chris Chambers "Stand by Me": [00:01:37] I'm never getting out of this town am I Gordy?

Lelaina Pierce "Reality Bites": [00:01:42] Be in a goddamn band. Rehearse every day. Play 3 times a night. I mean try something for once in your life. Do something about it.

Brendan "Sing Street": [00:01:50] Rock and roll is a risk. You risk being ridiculed.

Sean "Good Will Hunting": [00:01:54] What do you want to do?

Scott Pilgrim "Scott Pilgrim Vs. the World": [00:01:56] Alright. Let's do this.

Kim Fowley "The Runaways": [00:02:06] Man I can barely hear you, they're doing a gig right now. Killing it. Listen.

Miles Dalby "Risky Business": [00:02:16] Every now and then say what the fuck. What the fuck gives you freedom. Freedom brings opportunity. Opportunity, makes your future. What the fuck.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

SCREW CITY, LLC OPERATING AGREEMENT

1. **THE COMPANY, PURPOSE**.

1.1 <u>State of Formation</u>. This is a Limited Liability Company Operating Agreement (the "Agreement") for Screw City LLC, a Manager-managed Illinois limited liability company (the "Company") formed under and pursuant to Illinois law with the sole purpose of producing, marketing, and distributing/selling a feature motion picture named "Screw City" (the "film") worldwide.

1.2 Unless otherwise agreed to in writing by all of the parties hereto, the Company's business activities shall be limited to the management, production, marketing, and distribution/selling of the film and exploitation of such other rights as owned or controlled by the Company.

1.3 The Managing Members (as defined below) agree that upon the formation of the Company on or about October 19, 2018, the Company, shall assume all of the rights and obligations of the Managing Members pursuant to any written executed agreements, by them. The Managing Members further agree that all other rights acquired or which may be acquired relating to the film by them, and the benefit of all services rendered or to be rendered in connection therewith subject to Paragraph 15.1 shall belong to and be held in the name of the Company.

1.4 Without derogating from anything contained herein, all decisions with respect to the production of the film shall be governed by the Managing Members (as hereinafter defined) and decisions by the Managing Members shall be decided by majority rule as determined in accord with the Managing Members' voting rights set forth in Paragraph 2.1.

2. **THE MEMBERS OF THE COMPANY**. The members of the Company shall be the Managing Members and Non-Managing Members, (collectively "Members"):

2.1 The Managing Members shall be: Joselito Seldera and Chris Pratola (collectively "Managing Members").

2.2 Membership Units. The company is raising $107K and reserves the right to roll into an additional $400K raise as soon as the $107K raise is complete.

The Company is authorized to issue a total of 4280 Membership Units consisting of two classes, including 2140 Managing Membership Units and 2140 Non-Managing Membership Units.

Ownership of Membership Units as of date of this Agreement:

Joselito Seldera: 1070 Managing Member Units

Chris Pratola: 1070 Managing Member Units

Authorized to sell: 2140 Non-Managing Membership Units with approval to increase to an additional 7860 Non-Managing Membership Units.

2.3 Voting Rights. Non-Managing Members shall take no part whatever in the control, management, direction or operation of the Company's affairs and shall have no power to bind the Company. The Managing Members may at time to time seek advice from Non-Voting Members, but they need not accept such advice, and at all times the Managing Members shall have the exclusive right to control and manage the Company.

2.4 The Managing Members shall also be the producers of the film.

2.5 The Non-Managing Members of the Company (the "Non- Managing Members") shall be all of the parties signing hereto as Non-Managing Members. A Managing Member may also be a Non-Managing Member upon the purchase of Units of the Company or the election by a Managing Member to convert monies into a capital contribution for which the Managing Member is entitled to reimbursement.

2.6 The Managing Members shall have the right to admit additional Managing Members and Non-Managing Members, and/or permit Non- Managing Members to increase their respective interests in the Company without obtaining the consent of any Non-Managing Member, until the Company has investments in the amount of the Total Capitalization. As set forth in Paragraph 5.3 and Paragraph 5.4, and subject to the restrictions therein, Non-Managing Members' interests may not be assigned nor any part thereof in the Company, without the written consent of the Managing Members, nor may there be substitutions of Non-Managing Members without the written consent of the Managing Members.

2.7 Producer credit shall be given to the Managing Members and thereafter to any other Managing Members and/or such other person(s) or entity(ies) as the Managing Members may authorize.

2.8 Associate Producer's credit of the film shall be given to such person(s) or entity(ies) as the Managing Members may authorize.

3. **NAME, OFFICE LOCATION**.

3.1 The Company shall be conducted under the name of SCREW CITY LLC.

3.2 The location of the primary place of business of SCREW CITY LLC is: 670 Regal Lane, Algonquin, IL 60102.

3.3 The Company's initial agent (the "Agent") for service of process is: Cherlyn Pratola. The

Agent's registered office is: 670 Regal Lane, Algonquin, IL 60102.

The Company may change its registered office, its registered agent, or both, upon filing a statement with the Illinois Secretary of State.

4. ORGANIZATION, TERMINATION OF THE OFFERING, TERMINATION AND DISSOLUTION.

4.1. The Company shall have all of the powers of a limited liability company set forth under Illinois law. Screw City LLC's term shall commence upon the filing of Articles of Organization and all other such necessary materials with the state of Illinois.

4.2 The Company will operate until terminated as outlined in this Agreement unless:

i.   The Member votes to dissolve the Company;

ii.   No Member of the Company exists, unless the business of the Company is continued in a manner permitted by Illinois law;

iii.   It becomes unlawful for either the Member or the Company to continue in business;

iv.   A judicial decree is entered that dissolves the Company; or

v.   Any other event results in the dissolution of the Company under federal or   Delaware law.

The Company shall terminate upon the occurrence of any of the following:

i.   The Bankruptcy, death, insanity or resignation of an individual Managing Member and the dissolution, cessation of business or Bankruptcy of the corporate Managing Member, if any;

ii.   A date fixed by the Managing Member after abandonment of all further Company activities; or

iii.   Any other event causing the dissolution of the Company under the laws of the State of Illinois.

Notwithstanding the foregoing, the Company shall not be dissolved upon the occurrence of the Bankruptcy, death, dissolution or withdrawal or adjudication of incompetence of a Managing Member if any of the remaining Persons constituting the Managing Member elects in writing within thirty (30) days after such an event to continue the business of the Company.

On the termination of the Company, the assets of the Company shall be liquidated by the Managing Members as liquidating trustee, as provided for in this Agreement.

4.3 The aggregate capital contributions of the Non-Managing Members shall be a minimum of ten thousand dollars ($10,000.00 U. S. Dollars) ("Minimum Capitalization") and a maximum of one hundred and seven thousand dollars ($107,000.000 U.S. Dollars) ("Total Capitalization"). In the event the Managing Members elect, in their sole discretion, to continue to obtain additional capital contributions as soon as the $107,000 U.S. Dollars raise is complete, they reserve the right to roll into an additional four hundred thousand dollars ($400,000 U.S. Dollars) raise up to an aggregate amount of five hundred thousand dollars ($500,000.00 U. S. Dollars). The Managing Members shall terminate the Offering if Minimum Capitalization has not been raised by February 28, 2019, unless the Offering is extended by the Managing Members.

4.4 Dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until Articles of Dissolution shall be filed with the Illinois Secretary of State, and the assets of the Company shall have been distributed as provided herein. Notwithstanding the dissolution of the Company, prior to the termination of the Company the business of the Company shall continue to be governed by this Agreement.

5. SUCCESSORS IN INTEREST, RESTRICTIONS ON TRANSFER.

5.1 If a Non-Managing Members shall die, his/her executors or administrators, or if he shall become insane, his/her committee or other representative, shall have the same rights that said Non-Managing Members would have had if he had not died or become insane, and the share of such Non-Managing Members in the assets of the Company shall, until the termination of the Company, be subject to all of the terms and conditions of this Agreement as if such Non-Managing Members had not died or become insane. None of said executors or administrators, however, shall become a Non-Managing Members unless so agreed to in writing by the Managing Members, which it is not obligated to do.

5.2 If a Non-Managing Members shall have been adjudicated a bankrupt or insolvent, either voluntarily or involuntarily, the trustee or receiver thereof shall have the same rights that said Non-Managing Members would have had had he not been adjudicated bankrupt or insolvent, and the share of such Non- Managing Members in the assets of the Company shall be subject, until the termination of the Company, to all the terms and conditions of this Agreement, as if such Non-Managing Members had not been adjudicated bankrupt or insolvent. Such trustee or receiver, however, shall not become a Non-Managing Member unless so agreed to in writing by the Managing Members, which it is not obligated to do.

5.3 The Company shall not be bound by any assignment of all or any portion of the interest of by the Non-Managing Members unless the Managing Members consent thereto in writing. In addition, notwithstanding any such written consent by the Managing Members to any such assignment, no assignee of all or any portion of the interest of a Non-Managing Member shall have the right to become a substituted Non-Managing Member in place of his/her assignor unless the Managing Members consents thereto in writing. The Managing Members will not be obligated to give any consent to any such substitution, nor will they be obligated to consent to the assignment of all or any portion of the interest of a Non-Managing Member, and if consent is granted in one instance, it shall not operate to prevent the Managing Members from withholding consent to any other assignment or substitution.

5.4 The Managing Members' written consent is required before anyone can be substituted as a Member of the Company. Such consent may be withheld for any reason whatsoever.

6. **THE CAPITAL OF THE COMPANY**.

6.1 Each of the parties signatory hereto as a Non-Managing Members shall contribute to the capital of the Company, in the respective sum set forth opposite the party's signature below, payable upon delivery of this executed Agreement, completed and executed Subscription Agreement, and the Investor Questionnaire (if requested) to a Managing Member or to the Company but, as provided in Paragraph 13 below, shall be held in a special bank account in trust.

6.2 Capitalization of the Company, in the amount necessary for Total Capitalization or of such lesser amount as the Managing Members may elect, as set forth in Paragraph 4.3 above, but no less than the Minimum Capitalization shall comprise the "Original Capital" of the Company; Non-Managing Members shall contribute to the capitalization of the Company and their aggregate capital contributions shall comprise the Original Capital of the Company subject to:

a. the Managing Members right to add additional Non-Managing Members until Total Capitalization is reached as set forth in Paragraph 2.6 and subject to the restrictions of Paragraph 5.3 and Paragraph 5.4.

6.3 Upon Minimum Capitalization, the Managing Members may or may not use the capital contributions of the Non-Managing Members to commence the production activities, including but not limited to the payment of Production expenses, Other Expenses, advances and loans, and to establish the Reserve Fund, or any other cash reserve.

6.4 The Managing Members are not required to make any capital contributions to the Company's Original Capital to receive the fifty percent (50%) of the Adjusted Net Profits allocated to the Managing Members as provided for in Paragraph 8 below. Notwithstanding the foregoing, the Managing Members may elect to contribute capital to the Company. Each contributing Managing Member will execute the Certificate of Limited Company of the Company solely as Managing Members and shall otherwise, for purposes of being treated as Non-Managing Members of the Company with respect to his/her entire interest therein; provided, however, that such Managing Members shall with respect to such contribution, be treated as a Non-Managing Members for purposes of Paragraph 7.2(d) below, as well as Paragraphs 8, 9, 10, 11 and 12.

6.5 Upon Minimum Capitalization, at their sole discretion, the Managing Members may or may not commence the business of the Company and activities to produce the film and may or may not use the capital contributions to pay Production Expenses, and/or Other Expenses.

6.6 Offers to subscribe to Limited Liability Company Interests are subject to acceptance by the Managing Members. As used in this Agreement:

(i) the term "capital contributions" of Non-Managing Members shall mean the amounts which the Non-Managing Members shall have contributed as set forth opposite their signatures below; and (ii) the term "aggregate limited contributions" shall mean the aggregate of said contributions of the Non-Managing Members.

6.7 Any monies expended by the Managing Members prior to the contribution of the Original Capital for items which, if incurred by the Company, would constitute Production Expenses, or Other Expenses, as hereinafter defined, shall be deemed to be capital contributions by said Managing Member to the Original Capital, if said Managing Member elects not to have such monies reimbursed to it.

6.8 If the Managing Members believes that additional funds are necessary for the carrying on of Company affairs, they shall have the right, in its sole discretion, to advance or to cause to be advanced or to borrow in the Company's name the amount which it deems necessary, on such terms (including interest, with respect to loans or advances from parties other than the Managing Members) as it in its sole discretion shall determine. The money so advanced or caused to be advanced, or borrowed (including that advanced or loaned by the Managing Members) (herein referred to as "Advances and Loans"), together with interest payable to parties other than the Managing Members, shall be repaid before any of the capital contributions are repaid to any of the Non-Managing Members as set forth in Paragraph 7.2(b).

6.9 Without limiting the provisions of Paragraph 6.6 above and subject to the specific terms of Paragraph 8.3 and Paragraph 8.4, Managing Members have the right for any reason whatsoever to pay to individual investors, persons rendering services to the Company, persons furnishing Advances and Loans as set forth in Paragraph 6 above and any other party or parties, an additional participation in Adjusted Net Profits of the Company (as said term is defined in Paragraph 8 1(b) below), solely from the Managing Members' share of Adjusted Net Profits of the Company.

6.10 Notwithstanding anything contained herein, the Managing Members may in their discretion accept non-equity capital contributions and/or funding in the form of cash payments or goods or services rendered from sponsors, which would have the effect of reducing the amount of capitalization of the Company to possibly below the Minimum Capitalization.

6.11 The Company may accept as capital contributions cash, property, or services rendered or promissory notes or other obligation to contribute cash or property or to render services and in the form of bonds or guarantees as may be required by the Screen Actors Guild, and other unions or organizations. Non-Managing Members who contribute guarantees or bonds will receive the Limited Liability Company Interest allocable to the amount of bonds or guarantees contributed. Furthermore, as set forth by Paragraph 7.2, such Non-Managing Members shall have the right to be reimbursed in full prior to the return of capital contributions to other Non-Managing Members as the bonds or guarantees will be deemed a Production Expense under Paragraph 7.1. The security instruments underlying such bonds or guarantees will be returned to the contributors only after the Company has sufficient Gross Receipts to make payment in the amount of the bond or guaranty. Gross Receipts will be paid to the union to release such bond or guaranty prior to the payments to the Non-Managing Members for the return of capital contribution or payment of Adjusted Net Profits (as said term is defined in Paragraph 8 1(b)).

7. DISTRIBUTION OF COMPANY RECEIPTS PRIOR TO RECOUPMENT OF ORIGINAL CAPITAL.

7.1 For the purposes of this Agreement, the following terms shall have the below meanings:

7.1(a) The term "Gross Receipts" shall be deemed to mean all sums derived by and belonging to the Company from any and all sources, including, without limitation, (i) Box office returns, (ii) from distribution of domestic and international rights of the film, (iii) sales of physical or digital format of the film, (iv) from the disposition of its physical assets acquired with funds of the Company, and(v) interest, if any, on the aforesaid sums.

7.1(b) The term "Production Expenses" shall be deemed to mean the total expenses, charges and disbursements of whatever kind incurred by the Company in connection with the production of the film by the Company including without limitation, fees, advances and/or other compensation of the director, designers, cast, producers, crew, post production, cost of sets, locations, marketing, props, costumes, properties, furnishings, electrical and sound equipment, rentals, bonds and guarantees, insurance premiums, cash deposits with Screen Actors Guild or other similar organizations to which such deposits may be required to be made, rehearsal salaries, charges and expenses, transportation charges, office facilities furnished by the Managing Members, legal and auditing expenses, advance publicity, preliminary advertising, taxes of whatsoever kind or nature other than income taxes of any of the individual Partners; expenses for replacement or substitution of any of the foregoing personnel and items; and any and all other expenses customarily included in the term "Production Expenses" in the film industry. The Managing Members has heretofore incurred or paid, and may hereafter continue to incur or pay, certain pre- production or production expenses and the Managing Members may either elect to be reimbursed as provided in Paragraph 15 for the expenses so paid by it individually, or to cause the amount of such Production Expenses to be converted into a capital contribution in the Company computed as set forth in Paragraph 6.

7.1(c) The term "Other Expenses" shall be deemed to mean all expenses of whatsoever kind or nature, other than those referred to in Paragraphs 7.1(b) above incurred in or in connection with or by reason of the operation of the business of the Company, including, without limitation, commissions paid to agents, deferments, distribution fees, sales agent commissions, monies paid or payable in connection with claims for plagiarism, libel, negligence, and other claims of a similar or dissimilar nature, and taxes of whatsoever kind or nature (other than income taxes of the individual Partners).

7.2 Gross Receipts shall be applied as follows and in the following order of priority:

7.2(a) First, to the payment of the Production Expenses (exclusive of bonds, deposits, and other recoverables), and Other Expenses, in the order and on the basis as the Managing Members in their sole discretion shall determine;

7.2(b) Second, to the repayment of any Advances and or Loans to the Company, plus any interest thereon;

7.2(c) third, until such time as an aggregate amount equal to 120% of the Original Capital has been distributed to the Non-Managing Members ("Recoupment"), which amount shall be repaid at least semi-annually with a statement of operation to each Non-Managing Member pro rata in the same proportion as his/her Units bear to the aggregate Non-Managing Membership Units;

7.2(d) fourth, after Recoupment, such remaining Gross Receipts, if any, shall be deemed "Adjusted Net Profits" and shall be distributed pursuant to Paragraph 8.

8. DISTRIBUTION OF COMPANY RECEIPTS AFTER RECOUPMENT.

Following Recoupment, Adjusted Net Profits, if any, shall be distributed as follows:

8.1 An amount equal to fifty percent (50%) of Adjusted Net Profits shall be divided among the Non-Managing Members with each Non-Managing Member receiving that portion thereof as his/her Units bear to the aggregate Non-Managing Membership Units; and an amount equal to fifty percent (50%) of the Adjusted Net Profits shall be paid to the Managing Members with each Managing Member receiving that portion thereof proportionate to his/her Units in the Company.

8.5 In the event there are any inconsistencies between the provisions of this Paragraph and the provisions of Paragraph 11 hereof (Taxes), said latter provisions shall prevail.

8.6 By executing this Agreement, the Non-Managing Members agree that no representation has been made that any distribution of Gross Receipts will be made or, if made, will be continued for any period of time whatsoever, and that the Non- Managing Members have not relied upon the ability of the Company to make any such distributions in entering into this Agreement.

9. **LOSSES**, **LIMITED LIABILITY OF MEMBERS**.

Losses of the Company shall be deemed "Adjusted Net Loss" and shall be borne as follows:

9.1 Until Adjusted Net Profits of the Company shall have been earned, losses suffered and incurred by the Company, up to but not exceeding the amount of the Original Capital shall be borne entirely by the Non-Managing Members in proportion to their Units in the Company.

After Adjusted Net Profits of the Company shall have been earned, then, to the extent of such Adjusted Net Profits of the Company, the Managing Members and Non-Managing Members shall share such Adjusted Net losses pro rata in the same percentages as they are entitled to share in Adjusted Net Profits of the Company pursuant to the provisions of Paragraph 8.1.

9.2 No Member of the Company shall be personally liable for any debts, obligations or losses of the Company in any event, except to the extent of the capital contribution of said Non-Managing Members hereunder and share of undistributed Adjusted Net Profits. The provisions of this Paragraph 9 shall not affect the obligations of the Members set forth in Paragraph 10 to return capital contributions or Adjusted Net Profits of the Company theretofore paid to them.

9.3 In the event there is any inconsistency between the provisions of this subparagraph and the provisions of Paragraphs 11 and 12, then Paragraph 11 and Paragraph 12 shall prevail.

10. **ABOUT DISTRIBUTIONS**.

10.1 Payments to Members pursuant to Paragraphs 7.2(d) and Paragraphs 8.1 above shall be made no less than on a semi-annual basis. In the sole discretion of the Managing Members, reasonable reserves may be made for the payment of Company debts, liabilities, taxes, expenses and working capital generally, as noted above in Paragraph 7.2(b), before making any distribution to the Members.

10.2 Subject to the provisions of Paragraph 11, if, upon the termination of the Company, the amount thereof remaining shall be distributed as provided for in this Agreement.

10.3 If upon the termination of the Company, the aggregate capital contributions shall not have been fully repaid to the Non-Managing Members, such unpaid contributions shall be repaid upon the termination of the Company, with interest, if any and subject to Paragraph 17.2, or as soon thereafter as the necessary cash is realized from the liquidation of its assets; but only, however, if at such time all of the debts, liabilities, taxes and contingent liabilities of the Company shall have been fully paid or provided for. In the event the available cash for the repayment of said capital contributions is not sufficient to pay same in full, each Non-Managing Members shall receive that proportion of the available cash as the amount of his/her contribution bears to the aggregate limited contributions.

10.4 Upon the permanent closing of the Company and the abandonment of further intention of producing the film, or upon the termination of the term of the Company pursuant to any of the other provisions of this Agreement, the assets of the Company shall be liquidated by the Managing Members, or the remaining Managing Members(s), as liquidating trustee(s), and the cash proceeds shall be applied as follows and in the following order of priority:

10.4(a) To the payment of all debts, taxes, obligations and liabilities of the Company, and the necessary expenses of liquidation. Where there is a contingent debt, obligation or liability, a reserve shall be set up to meet same, and if and when said contingency shall cease to exist, the remaining monies, if any, in said reserve shall be distributed as herein provided for in this Paragraph 10; and

10.4(b). As provided for in Paragraph 12.

10.5 In liquidating the assets of the Company, all physical assets of a saleable value shall be sold at public or private sale, as the Managing Members deems advisable, at such price and terms as the Managing Members, in good faith, deem fair and equitable. Only physical assets need be sold. However, if, the Managing Members deem it advisable to sell the Company's rights under its various contracts, then if at least sixty percent (60%) in financial interests of the Non-Managing Members so agree, the Managing Members shall have the right to sell the Company's said rights to any party or parties it desire, at such prices as the Managing Members, in good faith, deem fair and equitable. No value shall be placed for any purpose upon the Company's name or the right to its use, or upon the goodwill of the Company or its business. Upon termination or dissolution of the Company, neither the Company's name, nor the right to its use, nor the goodwill of the Company, shall be considered as an asset of the Company.

10.6 The Managing Members shall have the right at any time or times they deem advisable, both during the term of the Company and after the term thereof when the assets of the Company are being liquidated, to sell or otherwise dispose of any or all of its production rights.

10.7 With respect to any disposition of the Company's assets, no Member of the Company or any Company, corporation or other firm in which they or any of them are in any way interested, may purchase any of the assets of the Company, unless the amount paid therefore is fair and reasonable.

10.8 A Member who receives a wrongful distribution shall remain liable to the Company for the amount of the distribution until three years after the date of discovery of the wrongful distribution.

10.9 Notwithstanding anything to the contrary contained in this Paragraph, if, at any time after the Company's right to present the film shall have terminated, the Managing Members determine in good faith that the Company's share of income from any or all of the rights in the film theretofore disposed of and thereafter to be disposed of will amount to less than the cost to the Company of distributing such income to the Managing Members and/or Non-Managing Members entitled thereto, and paying accounting fees for the preparation of necessary statements, tax returns and information returns, the Managing Members shall have the right (but not the obligation) to sell to a third party or parties (including any Managing Member and/or Non- Managing Members) for such sum it determines in good faith to be fair and reasonable, the Company's right to receive its share of said income. Said sale may be made for the Company's share of all or some of subsidiary rights and other rights income, for a specified number of years, or forever, all as the Managing Members may determine in good faith. The net monies collected on such sale shall be included in Gross Receipts. Net monies shall be the gross amount collected, less expenses incurred in connection with such sale and accounting fees in preparing statements, tax returns, etc.

11. **TAXES**.

11.1 Anything herein to the contrary notwithstanding, Members shall not rely on this document or any other oral or written statements concerning any tax questions involved in the investment in Units of the Company. Investor's tax circumstances vary considerably and each Member should consult his or her tax or financial advisor for any advice as to the tax effects of this investment. Members will be furnished with financial reports or other documentation as may be required by, and prepared in accordance with, applicable laws and regulations. If the Company is so required under Internal Revenue Service ("IRS") provisions or regulations, it shall select a Managing Member to act as its "tax matters partner" in accordance with the applicable IRS provisions and regulations, who will fulfill this role by being the spokesperson for the Company in dealings with the IRS as required under the IRS Code and Regulations.

11.2 The Company has not filed with the Internal Revenue Service for treatment as a corporation. Instead, the Company will be taxed as a pass-through organization. The Managing Members may elect for the Company to be treated as a C-Corporation at any time.

11.3 Each of the Non-Managing Members does hereby permit the Managing Members to designate from among themselves a tax matters member of the Company (as such term is defined under the Code), and each of the Non-Managing Members does hereby agree that any action taken by the tax matters member so designated in connection with audits of the Company under the Code will be binding upon the Non-Managing Members. Each of the Non-Managing Members further agrees that he will not treat any Company item inconsistently on his/her individual income tax return with the treatment of said item on the Company return and that he will not independently act with respect to tax audits or tax litigation affecting the Company, unless previously authorized to do so in writing by the tax matters partner, which authorization may be withheld in the complete discretion of the tax matters partner.

11.5 If under any present or future regulations of the Internal Revenue Service, the Company has the right to make any election or elections, the Managing Members shall have the right to make on behalf of the Company such election or elections as they deem appropriate.

12. INTENTIONALLY OMITTED

13. BANK ACCOUNT.

The Managing Members shall open and maintain in the name of the Company a special bank account or accounts designated as the "Screw City, LLC Account" in which shall be deposited all of the capital contribution to the Company and all of the Gross Receipts, and no other funds. Subject to anything contained herein, all monies received from this Offering and the sale of Limited Liability Company Interests shall be held in this special bank account in trust until actually employed for pre-production or production purposes or until returned or distributed to the Non-Managing Members. In any event, the funds held in such account shall be used solely for the business of the Company.

14. BOOKS AND RECORDS.

14.1 At all times during the continuance of the Company, the Managing Members shall keep or cause to be kept full and faithful books of account in which shall be entered fully and accurately each transaction of the Company. All of the said books of account shall at all times be open to the inspection and examination by the Non-Managing Members, or their representatives, but such examinations cannot take place more frequently than twice per year unless otherwise required by applicable law.

15. CERTAIN RIGHTS OF THE MANAGING MEMBERS.

15.1 The Managing Members shall render services as are customarily and usually rendered by movie Producers, and devote as much time thereto as they may deem necessary, and manage and have complete control over all business affairs and decisions of the Company with, respect to the production of the film. This is not the only project of the Producer which will engage in other businesses;

15.3 The Managing Members shall have the right to amend this Agreement from time to time to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to add any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provision of this Agreement;

15.4 The Managing Members shall have the right to delegate the duties to other employees if appropriate and in accordance with the laws of the State of Illinois.

15.6 Furthermore, the Managing Members may, in their sole discretion, co-produce the film with any other entity and to enter into any agreement, in connection therewith, including Company agreements, licensing of, or joint ventures; provided that no such co-production or similar arrangement shall decrease or dilute the interests of the Non-Managing Members.

15.7 The Managing Members may be reimbursed from funds authorized to be used prior to the Company's receipt of the Original Capital and from the Company after its receipt of the Original Capital. If the Managing Members elects not to be reimbursed for such funds such un-reimbursed funds shall be deemed the equivalent of a cash contribution to the capital of the Company, and the Managing Members shall become a Non-Managing Members to the extent of such un-reimbursed funds as set forth in Paragraph 6.

15.9 Notwithstanding anything to the contrary contained herein, this Agreement may be amended at any time by the Managing Members upon notice to the Non-Managing Members, except that this Agreement may not be amended without the consent of at least a majority of the Members who would be adversely affected by an amendment that:

(i) modifies the limited liability of a Member;

(ii) alters the interests of the Members in the allocation of profits or losses or in distributions from the Company subject to the addition of Members prior to Total Capitalization of the Company as set forth in Paragraph 2.4; or

(iii) affects the status of the Company for federal income tax purposes.

16. **CONDUCT OF THE COMPANY**.

16.1 The Non-Managing Members may take no part in the conduct or control of the business or affairs of the Company; such participation and control of the business or affairs of the Company being vested exclusively in the Managing Members. A Non-Managing Member shall not be deemed to have taken part in the participation or control of the business or affairs of the Company for any acts that the Managing Members authorizes the Non-Managing Member to undertake at the Company's behest.

16.2 The Managing Members shall exercise all rights and privileges and shall have all the powers ordinarily had by Managing Members of a Limited Liability Company.

16.3 It is agreed that the Managing Members shall not be responsible to the Company or to the Non-Managing Members for any loss or liability resulting from:

16.3(a) Any of the Managing Members' acts or omissions, provided they acted without gross negligence and in good faith, or

16.3(b) The inability to render services as Managing Members for causes beyond their control, but in such event any monies paid to any other party for fulfilling its duties as Managing Members shall be paid out of its share as Managing Members.

16.4 Except as hereinafter set forth, the Company (but not the Non- Managing Members personally) shall indemnify and hold harmless the Managing Members and if it is a corporation, its officers, directors, agents and employees, from any loss or damage incurred by it by reason of any acts performed or omitted by it for or on behalf of the Company. The aforesaid exception is that said indemnity shall not apply to the Managing Members or if it is a corporation, to its officers, directors, agents or employees, if it shall have acted in bad faith or shall have engaged in illegality, willful misconduct or gross negligence.

16.5 It is understood and agreed that each Managing Member and Non-Managing Member shall have the right, during the term of this Agreement, to be engaged or interested in other enterprises, including entertainment enterprises, whether or not such other enterprises shall be in competition with the film, and each of it also has the right to render services to other parties.

17. NO WITHDRAWAL; NO INTEREST ON CAPITAL; NO RIGHT TO COMPEL SALE.

17.1 No Non-Managing Member shall have the right to withdraw any part of his/her capital contributions or receive any distributions with respect thereto.

17.2 The Company is not required to pay interest on funds or property contributed as capital to this LLC, or on funds reflected in the capital accounts of the members.

17.3 No Non-Managing Member shall have the right to compel any sale or appraisal of the Company's assets or any sale of any deceased Non- Managing Member's interest in the Company, notwithstanding any provision of law to the contrary.

19. NO BORROWING; CLOSING OF MEMBERS IN THE COMPANY.

19.1 No Managing Members or Non-Managing Members may borrow money from the Company.

19.2 After the closing of the Offering, no additional Managing Members or Investor Managing Members may be admitted, or substituted for a then-existing Member, except to the extent specifically set forth in this Agreement.

20. ADDITIONAL DOCUMENTS.

20.1 At any time, upon the request of the Managing Members, each Non-Managing Members shall execute, acknowledge and swear to any certificate required by the laws of the State of Illinois, any amendment to or cancellation thereof required by law, and any certificate or affidavit of fictitious firm name, trade name or the like (and any amendments or cancellations thereof) required by law. Each Non-Managing Members irrevocably makes, constitutes and appoints the Managing Members as his/her true and lawful attorney-in-fact in his/her name, place and stead, to make, execute, sign, acknowledge and file:

20.1(a) Any amendment to the Articles of Organization of the Company required by law or to reflect an amendment to this Agreement or to extend the term of the Company beyond 50 years from the date of formation of the Company;

20.1(b) Such other instruments as may be necessary or deemed desirable by said attorney-in-fact to effectuate the dissolution and/or termination of the Company, including but not limited to the Article of Dissolution filed with the Illinois Secretary of State.

20.1(c) All such other instruments, documents and certificates which may from time to time be required (i) by the laws of the United States of America, the State of Illinois, or any other state in which the Company may determine to do business, or any political subdivision or agency thereof; (ii) to effectuate, implement and continue the valid and subsisting existence of the Company; (iii) to carry out and perfect any action pursuant to this Agreement.

20.2 Such attorney-in-fact shall not, however, have any rights, power or authority to amend or modify this Agreement when acting in such capacity, except to extend the term of the Company beyond 50 years from the date of formation of the Company. This power of attorney is coupled with an interest and shall continue in full force and effect notwithstanding the subsequent death, incapacity, bankruptcy or dissolution of any Non-Managing Members. The aforesaid power of attorney shall not derogate from the power of attorney set forth in the Subscription Agreement.

21. **RETURN OF CONTRIBUTIONS**.

Unless agreed to in writing by all of the Members, the Non-Managing Members shall have no right to demand and receive property other than cash in return for their capital contributions.

22. **USE OF CONTRIBUTIONS PRIOR TO MINIMUM CAPITALIZATION**.

22.1 The Managing Members may make no use prior to Minimum Capitalization of any capital contribution by a Non-Managing Member unless the Non-Managing Member authorizes in writing that prior to Minimum Capitalization, a portion of all of his/her capital contributions may be used for the business of the Company, including pre-production and Production Expenses, and production purposes.

22.2 Subject to the foregoing, all contributions will be returned in full if the Minimum Capitalization of the Company shall not have been raised by the date on which the Producer's production rights expire.

23. **REPRESENTATIONS AND WARRANTIES**.

23.1 Each Non-Managing Members hereby acknowledges and understands that the transaction is not registered under the Securities Act of 1933 and any "Blue Sky" law or regulation, and that the Managing Members are relying on the following representations and warranties of each such Non-Managing Members that:

23.1(a) The Non-Managing Member is a bona fide resident of the state set forth on the signature page hereof and is legally empowered to enter into binding contracts pursuant to the laws of such state.

23.1(b) The Non-Managing Member has full right, power and authority to execute and deliver this Agreement and to perform each of such Non-Managing Members' obligations hereunder.

23.1(c) This Agreement has been duly executed and delivered by or on behalf of such Non-Managing Member and constitutes the valid and binding obligation of such Non-Managing Member enforceable in accordance with its terms.

23.1(d) The Non-Managing Member is not subject to any restriction or agreement which prohibits or would be violated by the execution and delivery hereof or the consummation of the transactions contemplated herein or pursuant to which the consent of any third person, firm or corporation is required in order to give effect to the transaction contemplated herein.

23.1(e) The Non-Managing Member has carefully read and understands this Agreement and the Subscription Agreement and understands that (i) the Managing Members may abandon the production at any time for any reason whatsoever; (ii) the Limited Liability Company Interests are speculative investments which involve a high degree of risk of loss, and that purchasers of such interests may well lose all or a substantial part of its investment; and (iii) there are substantial restrictions on the transferability of, and there is no public market for (and none will likely develop), the interests in the Company, and accordingly, it may not be possible for the Non-Managing Members to liquidate his/her interests or for the Company to liquidate its assets in case of emergency or otherwise.

23.1(f) The Non-Managing Member confirms that, in making his/her investment decision, the Non-Managing Member has relied solely upon independent investigations made by the Non-Managing Member or his/her representative(s), including his/her own professional tax, legal, financial and other advisors, and understands that the tax consequences to the Non-Managing Member of investment in the Company will depend in part on its individual circumstances.

23.1(g) The Non-Managing Member is acquiring Limited Liability Company Interests in good faith solely for his/her own personal account, for investment purposes only, and not with a view to or for the resale, or the distribution, subdivision or fractionalization thereof.

23.1(h) The Non-Managing Member acknowledges that the Managing Members have offered the Non-Managing Members access to all available information concerning the Company and that any requests for such information have been fully complied with by the Managing Members.

23.1(i) The Non-Managing Member will suffer no material adverse change in its financial condition if the Non-Managing Member loses his/her entire investment or a portion thereof in the Company.

23.2(j) The Non-Managing Member acknowledges that foregoing representations and warranties and undertakings are made by each Non- Managing Member with the intent that they be relied on by the Managing Members in determining the Non-Managing Member's suitability as a Non-Managing Member.

24. **MISCELLANEOUS**.

24.1 This instrument shall be the complete and binding agreement among the parties hereto, regardless of anything to the contrary contained in the Articles of Organization. Each Non-Managing Member represents, covenants and agrees that he/she has not been induced to enter into this Agreement by any warranties, guarantees, promises, statements or representations, whether express or implied, except those that are expressly and specifically set forth herein, and that the Managing Members shall not be bound or liable in any manner by express or implied warranties, guarantees, promises, statements or representations pertaining hereto, except as are expressly and specifically set forth herein.

24.2 This Agreement may not be modified or amended except an agreement in writing signed by the parties hereto.

24.3 Any matter not specifically covered by a provision of this Agreement shall be governed by the applicable provisions of Illinois law.

24.2 Subject to the conditions and restrictions set forth in Paragraph 5, This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and its respective heirs, administrators, executors, distributees, successors and assigns.

24.3 All pronouns and any variation thereof in the Agreement shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, entity or entities may require.

24.4 In any case where the consent of a stated portion in interest of the Non- Managing Member must be determined, each Non-Managing Member's Limited Liability Company Interest shall be equal to the percentage that such Non-Managing Member's contribution represents of the aggregate contributions of all the Non-Managing Members.

24.5 If any portion of this Agreement shall be construed by a court of competent jurisdiction as unenforceable, such portion shall be severed here from, and the balance of this Agreement shall remain in full force and effect.

26. **NO THIRD-PARTY BENEFICIARIES**.

26.1 Nothing in this Agreement shall have the effect of conferring third-party beneficiary rights on any person or entity.

27. **NOTICES**.

27.1 Any notice to be given hereunder shall be sent by registered or certified mail, return receipt requested, or telegraph or cable addressed to the parties at their respective mailing addresses given herein, or by delivering the same personally to the parties at the home/business addresses set forth herein.

27.2 Unless otherwise notified in writing sent by registered or certified mail, the mailing and home/business address of each party hereto that are set forth below his/her signature at the bottom hereof shall serve as the addresses on record for the Non-Managing Member. The mailing address of the Company is set forth in Paragraph 3.2.

28. **COUNTERPARTS**.

28.1 This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have hereunto set its hands and seals as of the day and year first above written.

_____

October 19, 2019

MANAGING MEMBERS





Joselito Seldera, Managing Member   10/19/2018

Chris Pratola, Managing Member   10/19/2018

EXHIBIT A

**INITIAL CONTRIBUTIONS OF MANAGING AND NON-MANAGING MEMBERS
(CAPITAL AND NON-CAPITAL CONTRIBUTIONS)**

Member	Non-Capital Contribution	Number of Units
Joselito Seldera	Intellectual Property: Screenplay/IP/Services as Producer (Value: $36,500)	1070 (Managing Member)
Chris Pratola	Intellectual Property: Services as Producer (Value: $36,500)	1070 (Managing Member)

Member	Capital Contribution	Number of Units
--	--	--